As filed with the Securities and Exchange Commission on October 19, 2011
            Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
____________________________

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
_____________________________

ORIGINOIL, INC.
(Name of registrant in its charter)

Nevada	2860	26-0287664
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5645 West Adams Blvd,
Los Angeles, CA 90016
(323) 939-6645
(Address and telephone number of principal executive offices and principal place of business)

T. Riggs Eckelberry, Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd,
Los Angeles, CA 90016
(323) 939-6645
 (Name, address and telephone number of agent for service)

Copies to:

Gregory Sichenzia, Esq.	Erick Richardson, Esq.
Gary Emmanuel, Esq.	Peter DiChiara, Esq.
Sichenzia Ross Friedman Ference LLP	Richardson & Patel LLP
61 Broadway, 32nd Flr.	750 Third Avenue
New York, New York 10006	New York, NY 10017
(212) 930-9700	(212) 869-7000
(212) 930-9725 (fax)	(917) 591-6898 (fax)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filed,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common Stock, $0.0001 par value per share (3)	$23,000,000	$2,635.80
Total	$23,000,000	$2,635.80

(1)
This registration statement shall also cover any additional shares of common stock that shall become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Includes shares which the underwriter has the right to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED OCTOBER 19, 2011

             Shares
Common Stock

This is a firm commitment public offering of               shares of our common stock.

Our common stock is quoted on the OTC Bulletin Board under the symbol “OOIL.OB”. We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “OOIL”.  No assurance can be given that our application will be approved. On October 18, 2011, the last reported sale price for our common stock was $2.45 per share.

Investing in the offered securities involves a high degree of risk. See “Risk Factors” beginning on page     of this prospectus for a discussion of information that you should consider before investing in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriter.

We have granted a 45-day option to Aegis Capital Corp., the underwriter, to purchase up to an additional           shares from us solely to cover over-allotments, if any. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $       and the total proceeds to us, before expenses, will be $       . The shares issuable upon exercise of the underwriter option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

The underwriter expects to deliver the shares to purchasers in the offering on or about        , 2011.

Aegis Capital Corp

The date of this prospectus is              , 2011

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the common stock, you must rely on your own examination of us and the terms of the offering and securities offered in this prospectus, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in the securities offered in this prospectus under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our common stock.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, prospects, results of operation and financial condition may have changed since that date.  This prospectus will be updated as required by law.

 PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

ORIGINOIL INC.

OriginOil is currently developing technologies to help algae growers extract oil from algae for commercial fuels, chemicals and foods. Algae, unlike other bio-fuel feedstock such as corn and sugarcane, do not destroy vital farmlands and rainforests, disrupt global food supplies or create new environmental problems.

We are developing a number of processes in the areas of algae growth and harvesting. Based on our initial commercial transactions, we are primarily focused on algae harvesting.

The OriginOil System is designed to control the harvesting of algae and intended to result in a concentrate which can be either converted by other companies into bio-oil, bio-gas or bio-carbon for refining into fuel and chemicals, or further separated into lipids and biomass for processing by other companies into valuable products.

At this early stage, to prove our system for wide-scale distribution and licensing, we must build, sell and support our system to companies developing such algae production systems. On March 28, 2011, we announced our intention to provide other technologies and integration services to early stage customers.

Our long-term business model is based on licensing this technology to distributors, manufacturers, engineering service firms, and specialty operators, as well as fuel refiners, chemical and oil companies. We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of developing sales distribution networks or engaging in volume manufacturing.

We have only been engaged in our current and proposed business operations since June 2007, and to date, we have been primarily involved in research and development activities including the sale of our equipment to companies developing production systems.

Our principal executive offices are located at 5645 W Adams Blvd, Los Angeles, CA 90016. Our telephone number is (323) 939 6645. Our website address is www.originoil.com.  Our website and the information contained on our website are not incorporated into this prospectus or the registration statement of which it forms a part. Further, our references to the URLs for these websites are intended to be inactive textual references only.

The Offering

Securities offered by us:	shares of common stock ( shares if the underwriter exercises its over-allotment option).

Common Stock to be outstanding after this offering:	shares.

Use of Proceeds:
We expect to use any proceeds received from this offering for general corporate purposes, such as working capital and capital expenditures. For a more complete description of our anticipated use of proceeds from this offering, see “Use of Proceeds.”

Risk Factors:
See “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to purchase our securities.

OTC Bulletin Board symbol for our Common Stock	OOIL.OB

Proposed NASDAQ Capital Market listing symbol for our common stock	We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “OOIL”. No assurance can be given that our application will be approved.

The number of shares of our common stock to be outstanding after this offering is based on 7,571,328 shares  of common stock outstanding as of October 18, 2011 (reflecting a 1-for-30 reverse stock split of our common stock effected on August 11, 2011) and excludes as of that date:

•
an aggregate of 385,797 shares of common stock issuable upon the exercise of stock options outstanding as of October 17, 2011 at a weighted average exercise price of $6.37 per share under our OriginOil 2009 Incentive Stock Plan;

•	an aggregate of 114,203 additional shares reserved for future issuance under our OriginOil 2009 Incentive Stock Plan;

•
an aggregate of 1,794,285 shares of our common stock issuable upon exercise of warrants with expiration dates between July 1, 2014 and October 4, 2016 at exercise prices ranging from $1.90 to $10.20 per share; and

•
an aggregate of 371,335 shares of our common stock issuable upon conversion of convertible debentures including shares of common stock that may be issuable in the future if we elect to pay all interest due under the terms of the convertible debentures in shares of common stock.

Unless we specifically state otherwise, the share information in this prospectus is as of October 18, 2011 and reflects or assumes no exercise of outstanding options or warrants to purchase shares of our common stock or the conversion of convertible debentures into our common stock.

Summary Historical Financial Information

The following table summarizes our financial data.  We have derived the following summary of our statements of operations data for the six months ended June 30, 2011 and 2010 from our unaudited financial statements appearing elsewhere in this prospectus and the summary of our balance sheet data as of June 30, 2011 and 2010 from our unaudited financial statements appearing elsewhere in this prospectus. We have derived the following summary of our statements of operations data for the fiscal years ended December 31, 2010 and 2009 from our audited financial statements appearing elsewhere in this prospectus and the summary of our balance sheet data as of December 31, 2010 and 2009 from our audited financial statements appearing elsewhere in this prospectus.  The following summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	(Unaudited)
	2011	2010	2010	2009
Statement of Operations Data:

Research and development costs	$390,433	$345,884	$662,347	$790,399
General and administrative costs	1,487,497	1,116,245	3,814,538	4,068,942
Total costs and expenses	1,882,830	1,489,113	4,522,914	4,915,113
Other income (expense)	(2,920)	38	(2,386)	842
Net loss attributable to common stockholders	(1,744,050)	(1,489,875)	(4,480,600)	(4,915,071)

Balance Sheet Data:

Current assets	334,998	236,023	339,438	389,046
Working capital (deficit)	229,564	162,226	227,747	333,328
Total assets	504,038	360,772	473,107	525,511
Long term debt, including current portion	-	-	-	-
Total stockholders’ equity (deficit)	398,604	286,975	361,416	469,793

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, prospects, results of operation and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business

We have a limited operating history which makes it difficult to evaluate our business and prospects.

We were formed in June 2007 and are currently developing a new technology that has not yet gained market acceptance. As such, we have a limited operating history upon which you can base an evaluation of our business and prospects. Since we have not been profitable, there are substantial risks, uncertainties, expenses and difficulties that we are subject to. To address these risks and uncertainties, we must do among the following:

•	Successfully execute our business strategy;
•	Respond to competitive developments; and
•	Attract, integrate, retain and motivate qualified personnel;

There can be no assurance that at this time we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have a history of losses and can provide no assurance of our future operating results.

We currently have limited product revenues, and may not succeed in commercializing any products which will generate product or licensing revenues. Until recently, our primary activity to date has been research and development. We have experienced net losses and negative cash flows from operating activities since inception and we expect such losses and negative cash flows to continue in the foreseeable future. As of December 31, 2009 and 2010 and as of June 30, 2011, we had working capital of $333,328, $227,747, and $229,564, respectively, and stockholders’ equity of $469,793, $361,416, and $398,604, respectively. For the years ended December 31, 2009 and 2010, and for the three months ended June 30, 2011, we incurred net losses of $(4,915,071), $(4,480,600), and $(929,746) . As of June 30, 2011, we had an aggregate accumulated deficit of $13,092,090. We may never achieve profitability.

We will need significant additional capital, which we may be unable to obtain.

We will need to obtain additional financing over time to fund operations. We cannot predict the extent to which we will require additional financing, and cannot assure you that additional financing will be available on favorable terms or at all times. The rights of the holders of any debt or equity we may issue in the future could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of our shareholders’ proportionate equity interests in us (including due to the full ratchet antidilution rights in favor of the holders of our debt and financing on unattractive terms). Failure to obtain financing or obtaining of financing on unattractive terms could have a material adverse effect on our business.

Our revenues are dependent upon acceptance of our technology and products by the market; the failure of which would cause us to curtail or cease operations.

We believe that most of our future revenues will come from the sale or license of our technology and systems. As a result, we will continue to incur substantial operating losses until such time as we are able to generate revenues from the sale or license of our technology and systems. There can be no assurance that businesses and prospective customers will adopt our technology and systems, or that businesses and prospective customers will agree to pay for or license our technology and systems. In the event that we are not able to develop a customer base that purchases or licenses our technology and systems, or if we are unable to charge the necessary prices or license fees, our financial condition and results of operations will be materially and adversely affected.

We will need to increase the size of our organization, and may experience difficulties in managing growth.

We are a small company with a minimal number of employees. With the start of our planned principle activities, we expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We may not be able to successfully develop and commercialize our technology and systems which would result in continued losses and may require us to curtail or cease operations.

We are currently commercializing our technology. We are unable to project when we will achieve profitability, if at all. As is the case with any new technology, we expect the research and development process to continue. We cannot assure that our engineering resources will be able to develop our technology and systems fast enough to meet market requirements. We can also not assure that our technology and systems will gain market acceptance and that we will be able to successfully commercialize the technologies. The failure to successfully develop and commercialize the technologies would result in continued losses and may require us to curtail or cease operations.

Our ability to produce and distribute commercially viable bio-fuel is unproven, which could have a detrimental effect on our ability to generate or sustain revenues.

The technologies we will use to transform algae into a new form of oil have never been utilized on a commercial basis. Our technology and systems, while intended to create a new bio-fuel feedstock for many products such as diesel, gasoline, jet fuel, plastics and solvents, is in fact a new bio-fuel that may never achieve technical or commercial viability. All of the tests conducted to date by us with respect to the technology have been performed in a limited scale environment and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis. We have never utilized technology under the conditions or in the volumes that will be required for us to be profitable and cannot predict all of the difficulties that may arise. Accordingly, our technology may not perform successfully on a commercial basis and may never generate any revenues or be profitable.

If a competitor were to achieve a technological breakthrough, our operations and business could be negatively impacted.

There currently exist a number of businesses that are pursuing the use of algae, bacteria and other micro-crops and other methods for creating biomass and other alternative fuels. Should a competitor achieve a research and development, technological or biological breakthrough where production costs are significantly reduced, or if the costs of similar competing products were to fall substantially, we may have difficulty attracting customer licensees. In addition, competition from other technologies considered “green technologies” could lessen the demand for the end-products produced by our technology. Furthermore, competitors may have access to larger resources (capital or otherwise) that provide them with an advantage in the marketplace, which could result in a negative impact on our business.

Any competing technology that produces biomass of similar quality, at a superior growth rate and more cost efficient than ours, could render our technology obsolete. In addition, because we do not have any issued patents, we may not be able to preclude development of even directly competing technologies using the same methods, materials and procedures as we use to achieve our results. Any of these competitive forces may inhibit or materially adversely affect our ability to attract customer licensees, or to obtain royalties or other fees from our customer licensees. This could have a material adverse effect on our operations.

Our long-term success depends on future royalties paid to us by licensees, and we face the risks inherent in a royalty-based business model.

We intend to generate revenue through the licensing of our technology and systems, and our long-term success depends on future royalties paid to us by prospective customer licensees. The amount of royalty payments we may receive is expected to be based upon the revenues generated by our prospective customer licensees’ operations, and so we will be dependent on the successful operations of our prospective customer licensees for a significant portion of our revenues. We face risks inherent in a royalty-based business model, many of which are outside of our control, including those arising from our reliance on the management and operating capabilities of our customer licensees and the cyclicality of supply and demand for end-products produced using our technology. Should our prospective customer licensees fail to achieve sufficient profitability in their operations, our royalty payments would be diminished and our results of operations, cash flows and financial condition could be adversely affected, and any such effects could be material.

We rely on strategic partners.

We rely on strategic partners to aid in the development and marketing of our technology and processes. Should our strategic partners not regard us as significant to their own businesses, they could reduce their commitment to us or terminate their relationship with us, pursue competing relationships or attempt to develop or acquire products or services that compete with the end-products produced using our technology. Any such action could materially adversely affect our business.

A lack of government subsidies for the biofuels industry may hinder the usefulness of our company’s technology.

Our business model is based on licensing our technology to distributors, manufacturers, engineering service firms, specialty operators, as well as, fuel refiners, chemical and oil companies, for building, installing and operating algae production systems in varied applications for bio-fuels, bio-chemicals, and animal feed and human nutritional feedstocks.  We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of building machinery for customers to build refining plants.  As a result, our business is not currently subject to government regulation for the production, distribution, and/or use of its technology.

We are however part of a new and emerging biofuels industry that may be subject to economic and other regulations that may have an adverse effect on the entire industry and subsequently our business. For example, the cost of biofuels has historically been higher than petroleum, therefore the lack of governmental subsidies for biofuels may limit the demand and marketability of our technology. There is no assurance that the biofuels industry, or any industry we market to, will have the need or the financial ability to use our technology. If government regulations on the electrical industry or fossil fuel industry were enacted, it may affect the outlook for oil from algae.

If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

Our success is highly dependent on our ability to attract and retain qualified scientific, engineering and management personnel. We are highly dependent on our management, including T. Riggs Eckelberry, who has been critical to the development of our technology and business. The loss of the services of Mr. Eckelberry would have a material adverse effect on our operations. We do not have an employment agreement with Mr. Eckelberry. Accordingly, there can be no assurance that he will remain associated with us. His efforts will be critical to us as we continue to develop our technology and as we attempt to transition to a company with profitable company commercialized products and services. If we were to lose Mr. Eckelberry, or any other key employees or consultants, we may experience difficulties in competing effectively, developing our technology and implementing our business strategies.

Competition from other companies in our market and from producers of other alternative fuels may affect the market for our technology.

If prices of energy on the commodities markets, including oil and bio-diesel, rise, as they have in recent years, competition from other alternative fuels will likely increase. Additionally, new companies are constantly entering the market, thus increasing the competition. This could also have a negative impact on us or our customers’ ability to obtain additional capital from investors. Larger foreign owned and domestic companies which have been engaged in the alternative energy business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own fuel manufacturing and marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we or our customers are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Risks Related to Our Intellectual Property

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology, our financial condition, results of operations and business could be negatively impacted.

Our ability to establish, maintain and enforce intellectual property rights with respect to the technology that we intend to license will be a significant factor in determining our future financial and operating performance. We seek to protect our intellectual property rights by relying on a combination of patent, trade secret and copyright laws. We also use confidentiality and other provisions in our agreements that restrict access to and disclosure of its confidential know-how and trade secrets.

We have filed patent applications with respect to many aspects of our technologies. However, we cannot provide any assurances that any of these applications will ultimately result in issued patents or, if patents are issued, that they will provide sufficient protections for our technology against competitors. Although we have filed patent applications for some of our core technologies, we do not currently hold any issued patents and we may face delays and difficulties in obtaining these patents, or we may not be able to obtain such patents at all.

Outside of these patent applications, we seek to protect our technology as trade secrets and technical know-how. However, trade secrets and technical know-how are difficult to maintain and do not provide the same legal protections provided by patents. In particular, only patents will allow us to prohibit others from using independently developed technology that are similar. If competitors develop knowledge substantially equivalent or superior to our trade secrets and technical know-how, or gain access to our knowledge through other means such as observation of our technology that embodies trade secrets at customer sites which we do not control, the value of our trade secrets and technical know-how would be diminished.

While we strive to maintain systems and procedures to protect the confidentiality and security of our trade secrets and technical know-how, these systems and procedures may fail to provide an adequate degree of protection. For example, although we generally enter into agreements with our employees, consultants, advisors, and strategic partners restricting the disclosure and use of trade secrets, technical know-how and confidential information, we cannot provide any assurance that these agreements will be sufficient to prevent unauthorized use or disclosure. In addition, some of the technology deployed at customer sites in the future, which we do not control, may be readily observable by third parties who are not under contractual obligations of non-disclosure, which may limit or compromise our ability to continue to protect such technology as a trade secret.

While we are not currently aware of any infringement or other violation of our intellectual property rights, monitoring and policing unauthorized use and disclosure of intellectual property is difficult. If we learned that a third party was in fact infringing or otherwise violating our intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

From our customer licensee’s standpoint, the strength of the intellectual property under which we intend to grant licenses can be a critical determinant of the value of these licenses. If we are unable to secure, protect and enforce our intellectual property, it may become more difficult for us to attract new customers.  Any such development could have a material adverse effect on our business, prospects, financial condition and results of operations.

Although we have filed patent applications for some of our core technologies, we do not currently hold any issued patents and we may face delays and difficulties in obtaining these patents, or we may not be able to obtain such patents at all.

Patents are a key element of our intellectual property strategy. We have sixteen currently pending patent applications in the United States but, to date, no patents have issued from these applications. It may take a long time for any patents to issue from the applications, and we cannot provide any assurance that any patents will ultimately be issued or that any patents that do ultimately issue will issue in a form that will adequately protect our commercial advantage.

Our ability to obtain patent protection for our technologies is uncertain due to a number of factors, including that we may not have been the first to make the inventions covered by its pending patent applications or to file patent applications for these inventions.

Further, changes in U.S. and foreign patent law may also impact our ability to successfully prosecute our patent applications. For example, the United States Congress and other foreign legislative bodies may amend their respective patent laws in a manner that makes obtaining patents more difficult or costly. Courts may also render decisions that alter the application of patent laws and detrimentally affect our ability to obtain patent protection.

Even if patents do ultimately issue from our patent applications, these patents may not provide meaningful protection or commercial advantage. Patents only provide protection for a 20-year period starting from the filing date and the longer a patent application takes to issue the less time there is to enforce it. Further, the claims under any patents that issue from our applications may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results. It is also possible that the intellectual property rights of others will bar us from licensing our technology and bar us or our future licensees from exploiting any patents that issue from its pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by our competitors on the basis that they are otherwise invalid or unenforceable.

We may face claims that we are violating the intellectual property rights of others.

We may face claims, including from direct competitors, other energy companies, scientists or research universities, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We have not conducted infringement, freedom to operate or landscape analyses, and as a result we cannot be certain that our technologies and processes do not violate the intellectual property rights of others. We expect that we may increasingly be subject to such claims as we begin to earn revenues and our market profile grows.

We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, we cannot provide any assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our current technology. In such cases, we might need to license a third party’s intellectual property, although any required license might not be available on acceptable terms, or at all. If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against us or an injunction against continuing to license our technology, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, we could nonetheless incur substantial costs in defending ourselves in suits brought against us for alleged infringement. Also, if any license agreements provide that we will defend and indemnify our customer licensees for claims against them relating to any alleged infringement of the intellectual property rights of third parties in connection with such customer licensees’ use of our technologies, we may incur substantial costs defending and indemnifying any customer licensees to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to addressing the issues presented. Any party bringing claims might have greater resources than we do, which could potentially lead to us settling claims against which we might otherwise prevail on the merits.

Any claims brought against us or any customer licensees alleging that we have violated the intellectual property of others could have negative consequences for our financial condition, results of operations and business, each of which could be materially adversely affected as a result.

Risks Related to Our Common Stock

There may be a limited public market for our securities.

Trading in our common stock continues to be conducted on the electronic bulletin board in the over-the-counter market. As a result, an investor may find it difficult to dispose of or to obtain accurate quotations as to the market value of our common stock, and our common stock may be less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.

We may be unable to list our common stock on NASDAQ or on any securities exchange.

In connection with this offering, we intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “OOIL”. No assurance can be given that our application will be approved.  Our common stock currently does not meet all of the requirements for initial listing on a registered stock exchange. Although we may apply to list our common stock on NASDAQ or the NYSE Amex in the future, we cannot assure you that we will be able to meet the initial listing standards, including the minimum bid price per share and minimum capitalization requirements, or that we will be able to maintain a listing of our common stock on either of those or any other trading venue. Until such time as we qualify for listing on NASDAQ, the NYSE Amex or another trading venue, our common stock will continue to trade on electronic bulletin board in the over-the-counter market.

The price of our common stock is volatile, which may cause investment losses for our stockholders.

The market for our common stock is highly volatile, having ranged in the last twelve months from a low of $1.53 to a high of $8.10 (as adjusted to retroactively give effect to the Reverse Split) on the OTCBB. The trading price of our common stock on the OTCBB is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to us could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our shareholders. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management’s attention and resources.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. In particular, Mr. Eckelberry, our Chief Executive Officer and Chairman, has entered into a pre-arranged stock trading plan with a broker to sell up to a maximum of 61,537 shares, after giving effect to the Reverse Split. As of October 18, 2011 and after giving effect to the Reverse Stock Split, Mr. Eckelberry has sold 12,429 shares under the plan and beneficially owns 1,264,499 shares of our common stock. Mr. Eckelberry may amend the said plan in the future to permit further sales under the plan. Any substantial sales of our common stock pursuant to Rule 144 may have a material adverse effect on the market price of our common stock.

Our stock is subject to the penny stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock.

Our common stock has been subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commonly referred to as the “penny stock” rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. The SEC generally defines penny stock to be any equity security that has a market price less than US$5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; issued by a registered investment company; excluded from the definition on the basis of price (at least US$5.00 per share) or the registrant’s net tangible assets; or exempted from the definition by the Commission. .Our common stock is considered to be a “penny stock.” The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” As our common stock is considered to be “penny stock,” trading in our common stock will be subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. This may reduce the liquidity and trading volume of our shares.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a shareholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock could be further diluted as the result of the issuance of additional shares of common stock, convertible securities, warrants or options.

In the past, we have issued common stock, convertible securities (such as the Debentures) and warrants in order to raise money. We have also issued options and warrants as compensation for services and incentive compensation for our employees and directors. We have shares of common stock reserved for issuance upon the exercise of certain of these securities and may increase the shares reserved for these purposes in the future. Our issuance of additional common stock, convertible securities, options and warrants could affect the rights of our stockholders, could reduce the market price of our common stock or could result in adjustments to exercise prices of outstanding warrants (resulting in these securities becoming exercisable for, as the case may be, a greater number of shares of our common stock), or could obligate us to issue additional shares of common stock to certain of our stockholders.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our common stock.  We are required to establish and maintain appropriate internal controls over financial reporting.  Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations.  In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors.  Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal controls over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm.  The standards that must be met for management to assess the internal controls over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards.  We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis.  It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis.  In addition, although attestation requirements by our independent registered public accounting firm are not presently applicable to us we could become subject to these requirements in the future and we may encounter problems or delays in completing the implementation of any resulting changes to internal controls over financial reporting.  In the event that our Chief Executive Officer or Chief Financial Officer determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected; however, we believe that there is a risk that investor confidence and share value may be negatively affected.

We do not intend to pay dividends.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Risks Related to this Offering

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to our management to use at their discretion. We currently intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.” We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, and results of operation.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to         shares offered in this offering at an assumed public offering price of $         per share, and after deducting the underwriter ’ s discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $          per share, or          %, at the assumed public offering price. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in other documents which we file with the Securities and Exchange Commission (the “SEC”). In addition, such statements could be affected by risks and uncertainties related to our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus, except as may be required under applicable securities laws.

USE OF PROCEEDS

Based on an assumed public offering price of $     per share, we estimate that the net proceeds to us from the sale of the shares that we are offering, assuming gross proceeds of $      million, will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $     if the underwriter’s over-allotment is exercised in full.

We expect to use any proceeds received from this offering for general corporate purposes, such as working capital and capital expenditures.

Pending the application of the net proceeds as described above or otherwise, we may invest the proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government or other securities.

We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering.

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2011:

☐	on an actual basis; and

☐	on a pro forma as adjusted basis to give effect to the issuance of the shares offered hereby.

You should consider this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Actual	Proforma
SHAREHOLDERS' EQUITY
Preferred stock, $0.0001 par value;
1,666,667 authorized preferred shares	$-	-
Common stock, $0.0001 par value;
16,666,667 authorized common shares
6,870,807 and shares
issued and outstanding	687
Additional paid in capital	13,429,561
Common stock subscription payable	60,446	60,446
Deficit accumulated during the development stage	(13,092,090)	(13,092,090)

TOTAL SHAREHOLDERS' EQUITY	$398,604

This table excludes the following:

-	480,292 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2011 with a weighted average exercise price of $7.26 per share.

-	1,249,526 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2011 with a weighted average exercise price of $4.07 per share.

MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “OOIL”.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. Where applicable, the prices set forth below give retroactive effect to our one-for-thirty reverse stock split which became effective on August 11, 2011.

	Fiscal Year 2009
	High	Low
First Quarter	$13.50	$9.60
Second Quarter	$14.40	$8.10
Third Quarter	$12.00	$6.60
Fourth Quarter	$11.70	$7.50

	Fiscal Year 2010
	High	Low
First Quarter	$10.50	$7.50
Second Quarter	$9.00	$6.00
Third Quarter	$7.50	$2.40
Fourth Quarter	$6.60	$3.30

	Fiscal Year 2011
	High	Low
First Quarter	$8.10	$5.40
Second Quarter	$6.00	$3.30
Third Quarter	$5.90	$1.95
Fourth Quarter	$2.61	$1.53
(through October 18, 2011)

The market price of our common stock, like that of other technology companies, is highly volatile and is subject to fluctuations in response to variations in operating results, announcements of technological innovations or new products, or other events or factors. Our stock price may also be affected by broader market trends unrelated to our performance.

Holders

As of October 18, 2011, we had approximately 367 holders of record of our common stock.  This number does not include beneficial owners whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividend Policy

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

Equity Compensation Plan Information

On July 1, 2009, we instituted the OriginOil 2009 Incentive Stock Plan (the “Plan”), after approval by the Board of Directors and a majority of our shareholders.  The purpose of the Plan is to retain executives and selected employees and consultants and reward them for making contributions to the success of the Company.  These objectives are accomplished by making long-term incentive awards under the Plan thereby providing participants with a proprietary interest in our growth and performance.

Under the Plan, 500,000 shares of our common stock were reserved for use after giving effect to the Reverse Split.  The Plan shall be administered by our Board of Directors.

The following table summarizes information as of the close of business on December 31, 2010 about the Plan as adjusted for the Reverse Split.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	498,291	$7.20	1,708
Equity compensation plans not approved by security holders	-	-
Total	498,291	$7.20	1,708

During the years ended December 31, 2010 and 2009, after giving effect to the Reverse Split, the Company granted 388,833 and 138,333 stock options, respectively. The stock options vest as follows: 1/48 every 30 days thereafter until the remaining stock options have vested. The stock options are exercisable for a period of five years from the date of grant at an exercise price between $4.50 and $9.60 per share after giving effect to the Reverse Split.  At December 31, 2010, 59,533 options are exercisable by their holders after giving effect to the Reverse Split.

DILUTION

Our pro forma net tangible book value as of             , 2011 was $           or $       per share of common stock, based upon           shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the sale of the shares in this offering at the assumed public offering price of $      per share, at          , 2011, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at          , 2011 would have been approximately          , or $          per share. This represents an immediate increase in net tangible book value of approximately $          per share to our existing stockholders, and an immediate dilution of $           per share to investors purchasing shares in the offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed public offering price per share	$
Pro forma net tangible book value per share as of , 2011	$
Increase per share attributable to sale of shares to investors	$
Pro forma as adjusted net tangible book value per share after the offering	$
Dilution per share to investors	$

The foregoing illustration does not reflect potential dilution from the exercise of outstanding options or warrants to purchase shares of our common stock. The foregoing illustration also does not reflect the dilution that would result from the underwriter warrants.

BUSINESS

Organizational History

We were incorporated on June 1, 2007 under the laws of the State of Nevada.  We have only been engaged in our current and proposed business operations since June 2007, and to date, we have been primarily involved in research and development activities.  Our principal offices are located at 5645 West Adams Blvd., Los Angeles, California 90016. Our telephone number is (323) 939-6645. Our website address is www.originoil.com.   Our website and the information contained on our website are not incorporated into this prospectus.

Overview of Business

We are currently developing technologies to help companies produce algae using a cost-effective, high-speed manufacturing process to replace petroleum in various applications such as diesel, gasoline, jet fuel, plastics and solvents, in addition to feed, nutritionals and fertilizer. Algae, unlike other bio-fuel feedstock such as corn and sugarcane, do not destroy vital farmlands and rainforests, disrupt global food supplies or create new environmental problems.

We are developing a number of processes in the areas of algae growth and extraction. Based on our initial commercial transactions, we are primarily focused on algae harvesting.

The OriginOil System is designed to control the harvesting of algae, and intended to result in a concentrate which can be either converted by other companies into bio-oil, bio-gas or bio-carbon for refining into fuel and chemicals, or further separated into lipids and biomass for processing by other companies into valuable products.

At this early stage, to prove our system, we must build, sell and support our system to companies developing such algae production systems. On March 28, 2011, we stated our intention to provide other technologies and integration services to our early stage customers.

Our long-term business model is based on licensing this technology to distributors, manufacturers, engineering service firms, and specialty operators, as well as fuel refiners, chemical and oil companies. We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of developing sales distribution networks or engaging in volume manufacturing.

We have only been engaged in our current and proposed business operations since June 2007, and to date, we have been primarily involved in research and development activities, including the sale of our equipment to companies developing production systems.

Algae Oil Industry Overview and OriginOil’s System

Algae can take many forms, such as seaweed (macro-algae) and kelp. But for oil, we use micro-algae as found in outdoor ponds. Micro-algae is actually a highly efficient biological factory capable of consuming carbon dioxide (CO2), and converting it into a high-density natural oil through photosynthesis. Much of the world's petroleum is actually made up of algae that decomposed over hundreds of millions of years. But by drilling for, extracting, and burning that oil now, we are releasing the CO2 that was absorbed long ago. This "carbon positive" effect is what causes global warming and the acidification of lakes, rivers and oceans.

Algae cultivated today absorbs CO2 from the atmosphere or other CO2 emitted sources.  Burning freshly produced algae oil releases only what it absorbed in the first place, resulting in a balanced "carbon neutral" effect and beneficially displacing the equivalent energy value of fossil fuel. This makes algae oil an environment-friendly oil.

Oil Generation from Algae

Algae reproduce by cellular division. They divide and grow until they fill the space available to them and have consumed all nutrients in it.

In the right environment, fresh algae cells grow and divide exponentially, doubling every few hours, while absorbing all available nutrients, CO2 and light energy.  This is not unique to OriginOil’s technology and process.  Algae are fast growing and each oil-producing algae cell can mature in just hours.  Algae are oil-rich and contain as much as 60% of its dry weight in oil.

Algae typically protect their oil behind a tough cell wall and the challenge is to harvest the oil.  Our technology and systems are intended to control the harvesting and oil extraction cycles in a high-speed, round-the-clock, streamlined industrial production of algae oil. With our technology and other technologies, oil can be extracted in a matter of days from algae cells. With our technology, we believe we can extract a higher volume of oil.

Instead of waiting hundreds of millions years for algae to become oil, OriginOil's breakthrough technology and systems can help transform algae into oil in a matter of days. At this early stage, to prove the systems, we must build, sell and support our systems to companies developing such algae production systems; and prospectively integrate other vendor technologies to assure an end-to-end solution.

Making the Process Viable

To help make the entire algae-to-oil process viable, OriginOil is developing a method for algae harvesting which does not use hazardous chemical solvents.

The process of dewatering and processing algae cells for final products has long represented a challenge — and a final hurdle — for the algae-to-oil industry. Algae cell walls are difficult to break down. Mechanical methods are energy-intensive and often ineffective. Commonly used chemical solvents such as benzene, ether or hexane are toxic and require special handling. Such practices increase operating costs and make it harder to site algae production systems.

In OriginOil's extraction unit, the flowing algae biomass is processed for harvesting using low-wattage, frequency-tuned electromagnetic pulses and other non-chemical methods.

We believe that overcoming this final hurdle for the algae industry will enable low-energy, environmentally-safe and viable, industrialized algae oil production.

Distribution Plan

We are currently proving and scaling up our technology by working with pilot, or strategic, customers.

Ultimately, we intend to distribute our technology through distribution and licensing deals with distributors, manufacturers, engineering service firms, and specialty operators, as well as fuel refiners, chemical and oil companies.

OriginOil’s blend of strategic partnerships in the short to medium term, and distribution/licensing in the long term, offers, in our view, a host of potential advantages, including:

•	limited capital requirements
•	cleaner balance sheet and minimal leverage requirements
•	no capital cost for manufacturing, no time wasted on building distribution
•	collaborate with major players instead of competing with them
•	diversified revenue streams (large customer sales now, blending into licensing annuities)

Petroleum Alternatives Are Our Future

Driven by rising oil prices, Kyoto protocol and global warming concerns, countries worldwide are increasingly embracing petroleum alternatives such as ethanol, biodiesel and renewable gasoline, diesel and jet fuel, which can curb their dependence on imported oil with minimal infrastructure change. We believe the market for a new oil is proven and expanding rapidly.

OriginOil’s technology, based on algae, is targeted at fundamentally changing the world’s source of oil without disrupting the environment or food resources. An endless supply of this new oil can be used in many products like diesel, gasoline, jet fuel, plastics and solvents without the global warming effects of petroleum.

We believe that only by industrializing the manufacture of new oil can the current and future demands of global industrialization be met.

Benefits of Algae Oil Production

Cleaner to Produce and Burn

Petroleum contains sulfur and other toxins. It is a heavy pollutant. Drilling operations are highly noxious; crude spills on sea and land are natural catastrophes; and refineries produce heavy pollutants. By contrast, the algae production process generates no toxins — it’s a lot like growing grass hydroponically, in water without soil. Oil created using OriginOil technology generates no heavy metals or sulfur when burned, and a reduced output of greenhouse gases.

Can Be Produced Close to Point of Demand

Petroleum often travels tens of thousands of miles to reach its destination. This adds cost and gives suppliers a stranglehold on consumers. Using OriginOil technology, fuel can now be produced close to the site of usage and demand — virtually eliminating the transport cost of petroleum. In the future, portable systems based in part on OriginOil technology may be transported to the point of demand and quickly start producing oil for electricity generation or fuel.

Does Not Compete with Food

The ethanol mandate is already having a disastrous effect on food prices. Fast-rising prices of corn have caused havoc in global food supplies and the commodities markets. Using algae as a feedstock, including to replace corn in ethanol production, avoids creating shortages in food supplies or markets.

Works with Existing Refineries

Unlike other solutions which bypass the existing refining infrastructure, algae production enables the production of fully compatible fuels. The petroleum industry has already announced plans to support the refining of biofuels. Of these, algae oil, or bio-crude created from the whole algae mass is most like petroleum in structure as it can be readily “cracked” into the lighter components of crude oil such as jet fuel, diesel, gasoline, solvents and plastics.

Works With Existing Gas Stations and Vehicles

Most solutions to the energy problem require massive new infrastructure: hybrids require new cars with toxic batteries; hydrogen cars need a new fuel network; and electric cars need their own recharging stations.  By contrast, fuel refined from systems using OriginOil technology can be seamlessly integrated into the current petroleum distribution system.

A Complete Solution to Produce a New Oil

Companies implementing algae oil production systems will need to know that they can generate product consistently at a competitive price. In our view, OriginOil’s processes can help ensure that these companies can confidently plan and invest in algae as a fuel and valuable set of by-products. Our industrial processes, however, have not yet been externally validated or peer reviewed. At this stage, to prove our technology and systems, we must build, sell and support our technology and systems to companies developing algae production systems.

Competitors

Our achievement of business success will be based on the validity of our technology which can only be determined after we have a complete and validated industrial process. At that time, we can begin to assess competitive issues, including our position in the industry and methods of competition.

Companies in the new algae fuels industry tend to organize themselves as integrated producers and to keep their intellectual property to themselves.  We believe that the algae industry will be far too great for any one company to dominate, and companies will succeed that do not compete with their customers and partners.

With respect to our focus in harvesting and oil extraction technology, we are aware that Algae Ventures, Cavitation Technologies, Diversified Technologies, Evodos, New Oil Resources, Open Algae LLC, Phycal, SRS Energy (aka Solution Recovery Services), Unitel Technologies, Inc, Pall Energy Group and Smartflow Technologies are developing competing or possibly complementary technologies.

These companies have also advertised technology which they claim will enable the efficient production of algal oil and other algae culture derivatives. We believe our technology may, in some cases, complement these companies’ offerings, however there is no guarantee that our technology will produce more efficiently or cost-effectively than these other technologies.

The market for the manufacture, marketing and the sale of alternative fuels is highly competitive. Such competition could drive up the cost of retaining qualified engineers, chemists and other key employees, as well as other operating expenses. Moreover, if production capacity in the industry increases faster than demand for alternative fuels, sales prices could be depressed. Increases in the alternative energies as well as falling oil prices may negatively affect demand and the competitive position of our technology.

Competition from other alternative fuels will likely increase if prices of energy on the commodities markets, including oil and bio-diesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. This could also have a negative impact on us or our customers’ ability to obtain additional capital from investors. Larger foreign owned and domestic companies which have been engaged in the alternative energy business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own fuel manufacturing and marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we or our customers are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Suppliers and Customers

Our business model is based on licensing this technology to prospective customers such as fuel refiners, chemical and oil companies.   We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of building machinery for customers to build refining plants.  The direct and indirect costs associated with our process for producing oil from algae and other biofuels, therefore, is not relevant to our business.

Currently, our only customer is MBD Energy.  We are working with MBD Energy to validate our technology as we must build, sell and support devices to companies developing such algae production systems.

Government and Environmental Regulation

We are not aware of any existing or probable government regulations that would negatively impact on our operations.  As a licensor we are not subject to government regulations of algae production. However, our prospective customers are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with government regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

We are part of a new and emerging biofuels industry that may become subject to economic and other regulations that may have an adverse effect on the entire industry and subsequently our business. For example, the cost of biofuels has historically been higher than petroleum, therefore the lack of governmental subsidies for biofuels may limit the demand and marketability of our technology.

Our long-term business model is based on licensing our technology to distributors, manufacturers, engineering firms, specialty operators, as well as, fuel refiners, chemical and oil companies, for building, installing and operating algae production systems in varied applications for bio-fuels, bio-chemicals, and animal feed and human nutritional feedstocks.  We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of developing sales distribution networks or engaging in volume manufacturing. As a result, we are not currently required to obtain government approval for the production, distribution, and/or use of our technology.

Intellectual Property

Since our business is based on licensing of our technology and not manufacturing oil, it is critical to us that we achieve one or more patents. We have filed the following patent applications with the U.S. Patent and Trademark Office:

1.
on July 28, 2007, to protect the intellectual property rights for “Algae Growth System for Oil Production”. The inventors listed on the patent application are Nicholas Eckelberry and T. Riggs Eckelberry, our founders. The Company is listed as the assignee.  On January 29, 2009 the application published with the publication number US 2009-0029445 A1.  We have received initial correspondence from the USPTO, with respect to this patent application.  A final rejection was mailed on April 26, 2011 and a Request for Continued Examination and Amendment was filed on September 26, 2011.

2.
on May 23, 2008, to protect the intellectual property rights for “Apparatus And Method For Optimizing Photosynthetic Growth In a Photo Bioreactor”. The inventors listed on the patent application are Steven Shigematsu and Nicholas Eckelberry. The Company is listed as the assignee. On November 26, 2009 the application published with the publication number US US 2009-0291485 A1.  We have received initial correspondence from the USPTO, with respect to this patent application and a response letter to the office of action is due December 8, 2011.

3.
on May 30, 2008, to protect the intellectual property rights for “Modular Portable Photobioreactor System”. The inventors listed on the patent application are Steven Shigematsu and Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

4.
on January 6, 2009, to protect the intellectual property rights for “Apparatus And Method For Optimizing Photosynthetic Growth In A Photobioreactor”. The inventor listed on the patent application is Nicholas Eckelberry. The Company is listed as the assignee. This application is a Continuation In Part from a previously filed application. We have not received any correspondence from the USPTO, with respect to this patent application.

5.
on April 17, 2009, to protect the intellectual property rights for “Device and Method for Separation, Cell Lysing and Flocculation of Algae From Water”. The inventor listed on the patent application is Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

6.
on July 13, 2009, to protect the intellectual property rights for “Algae Growth Lighting and Control System”. The inventors listed on the patent application are Scott Fraser, Vikram Pattarkine, Ralph Anderson and Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

7.
on July 26, 2009, to protect the intellectual property rights for “Procedure For Extraction Of Lipids From Algae Without Cell Sacrifice”. The inventors listed on the patent application are Paul Reep and Scott Fraser. The Company is listed as the assignee. This application was refiled as a provisional application on August 13, 2010. We have not received any correspondence from the USPTO, with respect to this patent application.

8.
on September 30, 2009, to protect the intellectual property rights for “Methods and Apparatus for Growing Algae on a Solid Surface”. The inventors listed on the patent application are and Scott Fraser and Vikram Pattarkine. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

9.
on April 20, 2010, to protect the intellectual property rights for “Systems, Apparatus and Methods for Obtaining Intracellular Products and Cellular Mass and Debris from Algae and Derivative Products and Process Use Thereof”. The inventors are Nicholas Eckelberry, Michael Green, and Scott Fraser. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

10.
on June 18, 2010, to protect the intellectual property rights for “Bio-Energy Reactor”. The inventors listed on the patent application are Michael Green, and Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

On June 17, 2011, the above provisional application was converted to a PCT application, which embraces improvements made to the previously sought claims to strengthen this invention, which directly converts solar energy to electrical energy via an algal and water medium. The inventors listed on the patent application are Michael Green and Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this application.

11.
on October 17, 2010, to protect the intellectual property rights for “Methods and Apparatus for Dewatering, Flocculation and Harvesting of Algae Cells”. The inventors listed on the patent application are Michael Green, Nicholas Eckelberry, Scott Fraser and Brian Goodall. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this application. The application was converted to a utility application on October 14, 2011.

12.
on October 19, 2010, to protect the intellectual property rights for “Methods and Apparatus for Dewatering, Flocculation and Harvesting Algae Cells”. The inventors listed on the patent application are Michael Green, Nicholas Eckelberry, Scott Fraser, and Brian Goodall. The Company is listed as the assignee. This application contains improvements to the above application, where earlier priority date will be sought. We have not received any correspondence from the USPTO, with respect to this patent application. The application was converted to a utility application on October 14, 2011.

13.
on October 19, 2010, to protect the intellectual property rights for “Systems and Methods for Extracting Non-Polar Lipids from an Aqueous Algae Slurry and Lipids Produced Therefrom”. The inventors are Nicholas Eckelberry, Michael Green, and Scott Fraser. The Company is listed as the assignee.  On April 28, 2011 the application published with the publication number US 2011-0095225 A1.  We have received initial correspondence from the USPTO, with respect to this patent application.

14.
on March 18, 2011, to protect the intellectual property rights for “Enhancing Algae Growth by Reducing Competing Microorganisms in a Growth Medium”. The inventors listed on the patent application are Michael Green, Scott Fraser, Nicholas Eckelberry, and Jose Sanchez Pina. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

15.
on April 4, 2011, to protect the intellectual property rights for “Multi-Plane Growth Apparatus and Method”. The inventor listed on the patent application is Chris Beaven. The Company is listed as the assignee. This invention was a re-filing of a previous provisional patent application which expanded developments not publicly disclosed, by the inventor Chris Beaven, or the Company. We have not received any correspondence from the USPTO, with respect to this patent application.

16.
on May 21, 2011, to protect the intellectual property rights for “Systems and Methods for Monitoring and Controlling Process Chemistry Associated with Biomass Growth, Oil Product and Oil Separation in Aqueous Mediums”. The inventors listed on the patent application are Paul Reep and Gavin Grey. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

17.
on June 16, 2011, to protect the intellectual property rights for “Bio-Energy Reactor” a Utility Patent Application was filed with the USPTO. The inventors listed on the patent application are Michael Green and Nicholas Eckelberry. The Company is listed as the assignee. We have not received any correspondence from the USPTO, with respect to this patent application.

18.
on August 10, 2011, to protect the intellectual property rights for “Procedure for Extracting of Lipids from Algae without Cell Sacrifice” a Utility Patent Application was filed with the USPTO. The inventors listed on the patent application are Michael Green and Paul Reep. An assignment, Power of Attorney and Declaration/Oath must be filed.

19.
on August 12, 2011, to protect the intellectual property rights for “Procedure for Extracting of Lipids from Algae Without Cell Sacrifice” a PCT Application was filed with the USPTO. The inventors listed on the patent application are Michael Green and Paul Reep. We have not received any correspondence from the USPTO, with respect to this patent application.

20.
on August 19, 2011, to protect the intellectual property rights for “Systems and Methods for Monitoring and Controlling Algae Growth and Harvesting Cellular Mass and Intracellular Products” a provisional Patent Application was filed with the USPTO. The inventors listed on the patent application are William Charneski, Paul Reep and Gavin Gray. We have not received any correspondence from the USPTO, with respect to this patent application.

21.
on September 7, 2011, to protect the intellectual property rights for “Apparatuses, Systems and Methods for Increasing Contact Between Solutes and Solvents in an Aqueous Medium” a provisional Patent Application was filed with the USPTO. The inventors listed on the patent application are Nicholas Eckelberry, Gavin Gray, Jose L Sanchez Pina and Maxwell Roth. We have not received any correspondence from the USPTO, with respect to this patent application.

22.
on October 14, 2011, to protect the intellectual property rights for “Systems and Methods For Developing Terrestrial and Algal Biomass Feedstocks and Bio-Refining the Same” a provisional Patent Application was filed with the USPTO. The inventor listed on the patent application is Paul Reep.

23.
on October 14, 2011, to protect the intellectual property rights for “Algae Harvesting Appliance” a provisional Patent Application was filed with the USPTO. The inventors listed on the patent application are William Charneski and Riggs Eckelberry.

24.
on October 14, 2011, to protect the intellectual property rights for “Systems, Methods And Apparatuses For Dewatering, Flocculating And Harvesting Algae Cells” a Utility Patent Application was filed with the USPTO. The inventors listed on the patent application are Michael Green, Scott Frasier, Brian Goodall and Nickolas Eckelberry.

We abandoned the pursuit of two provisional patent filings filed in 2008 relating to “In-Line Lysing And Extraction System For Microorganisms” and “Renewable Carbon Sequestering Method Of Producing Pollution Free Electricity”.  Neither patent is required for our business or products and we are focusing our efforts on the patent applications listed above.

Employees

As of October 18, 2011, we have 11 full-time employees. We have not experienced any work stoppages and we consider relations with its employees to be good.  On 1 September 2009, CTO Dr. Vikram Pattarkine requested a transition from full-time to part-time employment and accepted a new title as Chief Scientist. On March 1, 2010, he transitioned from part-time employment to consultancy status with a new title of Consulting Scientist. These changes were occasioned by Dr. Pattarkine’s difficulty in relocating to the company headquarters in Los Angeles. Dr. Brian Goodall succeeded Dr. Pattarkine as CTO on 28 June 2010 and resigned effective 15 March 2011, in part to be located closer to family. On 15 March 2011, Paul Reep joined the company as Senior Vice President for Technology, taking over Dr. Goodall’s functions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview of Business

We are currently developing technologies to help companies produce algae using a cost-effective, high-speed manufacturing process to replace petroleum in various applications such as diesel, gasoline, jet fuel, plastics and solvents, in addition to feed, nutritionals and fertilizer. Algae, unlike other bio-fuel feedstock such as corn and sugarcane, do not destroy vital farmlands and rainforests, disrupt global food supplies or create new environmental problems.

We are developing a number of processes in the areas of algae growth and extraction. Based on our initial commercial transactions, we are primarily focused on algae harvesting.

The OriginOil System is designed to control the harvesting of algae, and intended to result in a concentrate which can be either converted by other companies into bio-oil, bio-gas or bio-carbon for refining into fuel and chemicals, or further separated into lipids and biomass for processing by other companies into valuable products.

At this early stage, to prove our system for wide-scale distribution and licensing, we must build, sell and support our system to companies developing such algae production systems. On March 28, 2011, we stated our intention to provide other technologies and integration services to our early stage customers.

Our long-term business model is based on licensing this technology to distributors, manufacturers, engineering service firms, and specialty operators, as well as fuel refiners, chemical and oil companies. We are not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of developing sales distribution networks or engaging in volume manufacturing.

We have only been engaged in our current and proposed business operations since June 2007, and to date, we have been primarily involved in research and development activities including the sale of our equipment to companies developing production systems.

Reverse Stock Split

Effective on August 11, 2011, a reverse stock split with a ratio of one-for-thirty, whereby each thirty issued and outstanding shares of common stock was combined into one share of common stock became effective (the “Reverse Split”).

Throughout this prospectus, each instance which refers to a number of shares of our common stock, refers to the number of shares of common stock after giving effect to the Reverse Split, unless otherwise indicated.   References to a number of shares of common stock in our historical financial statements for the three month period ended March 31, 2011 and for the six month period ended June 30, 2011, and for the years ended December 31, 2010 and 2009, included in related Forms 10-Q and 10-K, respectively, are reported on a post-Reverse Split basis.

Recent Developments

•
On January 25, 2011, we announced that MBD Energy Ltd. (“MBD”) had committed to purchase an initial OriginOil extraction unit for piloting at one of Australia’s three largest coal-fired power plants. The total value of the purchase order was $150,000, and the initial payment received was $75,000. The next payments due are as follows: $37,500 upon notification ready to ship, and the balance of $37,500 shall be due upon installation.

•
On February 14, 2011 we announced that we had agreed to participate in a pilot scale algae project to be funded by the Mexican government. The project is intended to demonstrate industrial algae production, paving the way for substantial investment by the Mexican government in large-scale jet fuels production.

•
On March 21, 2011, we announced Algae Screen™, a process that keeps algae healthy and productive by selectively eliminating  microscopic predators without the use of chemicals. The announcement was associated with our filing of our twelfth patent application, entitled “Enhancing Algae Growth by Reducing Competing Microorganisms in a Growth Medium.”

•	On March 24, 2011, we agreed to retain the patent law firm of Kirton & McConkie, and subsequently ended our relationship with Workman Nydegger.

•
 On March 28, 2011, we announced a new policy of seamless integration with other vendors, recognizing that our strategic customers want to work with the fewest possible vendors. The new policy will apply only to OriginOil’s direct customers, as we plan to pursue distribution agreements with companies that have global sales networks.

•
On April 12, 2011, we announced that a process partner, World Water Works, Inc. of Oklahoma City, Oklahoma, agreed in principle to distribute OriginOil’s dewatering and extraction systems to its global customer base. The agreement covers product integration, manufacturing and joint marketing.

•
On May 9, 2011, we announced that we formed a co-venture for technology development with BARD Holding, Inc. (“BARD”) of Morrisville, Pensylvania, focusing on BARD’s BA 1000, a patent-pending modular system of Photo BioReactors (PBRs) to cultivate algae at commercial scale, and OriginOil’s harvesting and extraction technology.  On 30 April, 2011, we executed a co-venture agreement with BARD, pursuant to which we shall sell equipment and related services to BARD from time to time under the terms of a global cooperation agreement.

•
 On May 11, 2011, we announced our participation in Ennesys SAS, a French joint venture with UK-based Pacific Junction (PJC UK), and that Ennesys is working with large institutions to develop two separate large-scale algae projects in eco-buildings and marine fuels. OriginOil is an equity partner in Ennesys with Pacific Junction, each holding 22.5% of Ennesys. The remaining shares are owned by the Ennesys management team. On April 29, 2011, we paid PJC UK $20,000 for its shares, which PJC UK had reserved for OriginOil at the inception of Ennesys SAS in late 2010. On April 26, 2011, we executed a co-venture agreement with Ennesys, pursuant to which we shall sell equipment and related services to Ennesys from time to time under the terms of a global cooperation agreement.

•
On May 23, 2011, we announced that we received a firm order for a large-scale extraction system from MBD. Recently, MBD increased the order due to changes in configuration, and issued a purchase order on July 29, 2010. The total value of the purchase order is $850,000 of which $297,500 or 35% was paid on August 5, 2011.

•	On July 27, 2011, we announced that we have selected Pacific Advanced Civil Engineering, Inc. to fast-track the rollout of our Single Step Extraction systems.

•	On August 4, 2011, we announced that we have developed a real-time control network to supervise continuous algae harvesting operations at very large algae productions sites.

•
On September 1, 2011, we announced that our delegates to the Algae World Australia Conference toured our next-generation algae extraction technology at a university-staffed site in North Queens Land, Australia.

•
On September 20, 2011, we announced that we will begin to work with the U.S. Department of Energy's Idaho National Laboratory to develop standards for converting biomass, including algae, into biofuels and other products.

•	On September 29, 2011, we announced that we have identified a new process to increase the efficiency of algae extraction without the use of toxic solvents.

•	On October 11, 2011, we announced that our first Single Step Extraction™ Production System had been shipped to Australia.

Critical Accounting Policies

The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Not all of the accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies could be deemed to be critical within the SEC definition.

Revenue Recognition

We will recognize revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. To date, we have had insignificant revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value of financial Instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2011, the amounts reported for cash, prepaid expenses, accounts payable, accrued expenses, approximate the fair value because of their short maturities.

Recent Accounting Pronouncements

Management reviewed accounting pronouncements issued during the three months ended June 30, 2011, and no pronouncements were adopted during the period.

Results of Operations

Results of Operations for the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010.

	Three Months Ended		Six Months Ended
	June 30, 2011 (Unaudited)	June 30, 2010 (Unaudited)	June 30, 2011 (Unaudited)	June 30, 2010 (Unaudited)
Revenue	$40,500	$0	$142,500	$0

Operating Expenses	970,247	815,311	1,882,830	1,489,113

Loss from Operations before Other Income/(Expense)	(929,747)	(815,311)	(1,740,330)	(1,489,113)

Other Income/(Expense)	1	9	(2,920)	38

Loss Before Provision For Taxes	(929,746)	(815,302)	(1,743,250)	(1,489,075)

Income Taxes	0	0	(800)	(800)

Net Loss	$(929,746)	$(815,302)	$(1,744,050)	$(1,489,875)

Revenue

Revenue for the three months ended June 30, 2011 increased to $40,500 as compared to $0 for the three months ended June 30, 2010. Revenue for the six months ended June 30, 2011 increased to $142,500 as compared to $0 for the six months ended June 30, 2010. There were no associated costs of goods sold in any of the years represented.

To date we have had minimal revenues due to our focus on product development and testing. Revenues earned were part of a purchase order from MBD Energy for a single step oil extraction and additional piece of equipment.

Operating Expenses

Operating expenses consist of general and administrative expenses, research and development and depreciation and amortization expense.

General and administrative expenses increased by $158,178 to $771,915 for the three months ended June 30, 2011, compared to $613,737 for the three months ended June 30, 2010. General and administrative expenses increased by $371,252 to $1,487,497 for the six months ended June 30, 2011, compared to $1,116,245 for the six months ended June 30, 2010. The increase in general and administrative expenses was due primarily to an increase in investor relations to promote the Company, and non-cash stock compensation cost.

Research and development cost increased by $9,904 to $195,989 for the three months ended June 30, 2011, compared to $186,085 for the three months ended June 30, 2010.  Research and development cost increased by $44,549 to $390,433 for the six months ended June 30, 2011, compared to $345,884 for the six months ended June 30, 2010. The increase in research and development costs was primarily due to an increase in salaries.

Net Loss

Our net loss increased by $(114,444) to $(929,746) for the three months ended June 30, 2011, compared to $(815,302) for the three months ended June 30, 2010. Our net loss increased by $(254,175) to $(1,744,050) for the six months ended June 30, 2011, compared to $(1,489,875) for the six months ended June 30, 2010. The majority of the increase is due to accounting for non-cash stock compensation expense. Currently operating costs exceed revenue because sales are not yet sufficient to cover costs.  We cannot assure when or if revenue will exceed operating costs.

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

The following table presents our results of operations for the year ended December 31, 2010 and compared to the year ended December 31, 2009.

	Year Ended
	December 31, 2010 (Audited)	December 31, 2009 (Audited)

Revenue	$45,500	$-

Operating Expenses	4,522,914	4,915,113

Loss from Operations before Other Income/(Expense)	(4,477,414)	(4,915,113)

Other Income/(Expense)	(2,386)	842

Loss Before Provision for Taxes	(4,479,800)	(4,914,271)

Income Taxes	(800)	(800)

Net Loss	$(4,480,600)	$(4,915,071)

Revenue

For the years ended December 31, 2010 and 2009, we generated revenues of $45,500 and $0. There were no associated costs of goods sold in any of the years represented.

To date we have had minimal revenues due to our focus on product development and testing.  Revenues earned were part of a May 2010 agreement to supply MBD Energy with its algae-to-oil technology platform. The first phase, totaling $108,000, is being supplied on a one-year lease-to-own basis, with payments being made quarterly.  In January, 2011, MBD Energy, issued a purchase order for $150,000 to purchase a single step oil extraction and additional piece of equipment.

General and Administrative Expenses

Operating expenses consist of general and administrative expenses, research and development and depreciation and amortization expense.

General and administrative (“G&A”) expenses decreased by $(254,404) to $3,814,538 for the year ended December 31, 2010, compared to $4,068,942 for the prior year ended December 31, 2009. The decrease was primarily due to a decrease of $934,391 in stock warrant compensation expense partially offset by an aggregate increase of $689,663 in salaries, public relations and marketing expense.

Research and development (“R&D”) cost decreased by $(128,052) to $662,347 for the year ended December 31, 2010, compared to $790,399 for the prior year ended December 31, 2009. R&D costs consist primarily of salaries, outside consultants, and supplies for research of product development and testing.

Net Loss

Our net loss decreased by $(434,471) to $(4,480,600) for the year ended December 31, 2010, compared to $(4,915,071) for the prior year ended December 31, 2009. The majority of the decrease is due to the non-cash stock compensation expense and research and development. Currently operating costs exceed revenue because sales are not yet sufficient to cover costs.  We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

At June 30, 2011 and December 31, 2010, we had cash of $249,726 and $238,424, respectively and working capital of $229,564 and $227,747, respectively.  This increase in working capital was due primarily to equity financing.  In July 2011, we issued debentures in an aggregate principal amount of $1,176,500 together with warrants to purchase an aggregate of 392,170 shares of our common stock resulting in gross proceeds of $1,000,000. As of September 30, 2011, three debenture holders have converted an aggregate principal amount of $235,300 into an aggregate of 98,043 shares of Common Stock. During the third quarter of 2011 through September 30, 2011, we sold an aggregate of 558,040 shares of our common stock for aggregate proceeds of $1,339,250 in a private offering.

To date we have principally financed our operations through the sale of our common stock and the issuance of debt.

We do not have any material commitments for capital expenditures during the next twelve months.  Although our proceeds from a recently completed private placement together with revenue from operations are currently sufficient to fund our operating expenses, we will need to raise additional funds in the future so that we can expand our operations. Therefore our future operations are dependent on our ability to secure additional financing.  Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the trading price of our common stock and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital may restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we may have to curtail our marketing and development plans and possibly cease our operations.

Net cash used in operating activities for the year ended December 31, 2010 was $(2,728,430) compared to $(2,678,694) for the prior year ended December 31, 2009.  The increase in net cash used in operating activities was primarily due to the decreased non-cash stock compensation expense of $712.991 in conjunction with an increase in accounts payable, other payables, other receivables, and a decrease in prepaid expense. Net cash used in investing activities was $(43,233) for the year ended December 31, 2010, compared to $(24,511) for the prior year ended December 31, 2009. The increase of cash used by investing activities was due primarily to an increase in expenditures for patents and small tangible assets. Net cash flows provided from financing activities was $2,653,908 for the year ended December 31, 2010, as compared to $2,479,329 for the prior year ended December 31, 2009. The increase in cash provided from financing activities was due primarily to proceeds received from the issuance of common stock.

Net cash used in operating activities was $(1,234,012) for the six months ended June 30, 2011, compared to $(1,324,290) for the prior period June 30, 2010. The decrease of $90,278 in cash used in operating activities was due to a decrease in prepaid expenses and other receivables and payables. The net loss includes non-cash expenses of depreciation, stock issued for services, and stock compensation expense. Currently operating costs exceed revenue because sales are not yet significant.

Net cash flows used in investing activities was $(40,271) for the six months ended June 30, 2011, as compared to $(15,269) for the prior period June 30, 2010. The increase in cash used in investing activities was due to an increase in expenditures for intangible assets, and an increase in investments in the current period.

Net cash flows provided by financing activities was $1,285,585 for the six months ended June 30, 2011, as compared to $1,090,217 for the prior period June 30, 2010. The increase in cash provided by financing activities was due to equity financing.

We have estimated our current average burn, and believe that we have assets to ensure that we can function without liquidation over the next twelve months, due to our cash on hand, growing revenue, and our ability to raise money from our investor base.  Based on the aforesaid, we believe we have the ability to continue our operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Related Party Transactions

We are currently not party to any related party transactions.

DESCRIPTION OF PROPERTY

Our principal offices are located at 5645 West Adams Blvd., Los Angeles, CA 90016. We rent 7,500 square feet of space in a corporate building at a current monthly rent of $10,123.78. Our lease expires May 30, 2012 and is extendable under certain conditions until August 31, 2016.

LEGAL PROCEEDINGS

From time to time we may be a defendant and plaintiff in various legal proceedings arising in the normal course of our business. We are currently not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that is not in the ordinary course of business or otherwise material to the financial condition of our business. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each. There are no family relationships among any of our directors and executive officers.

Name	Age	Position
T. Riggs Eckelberry	59	Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, President and acting Chief Financial Officer.

Ivan Ivankovich	44	Director

Paul Reep	62	Senior Vice President of Technology and Director

T. Riggs Eckelberry - Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, President and acting Chief Financial Officer.

Mr. Eckelberry has served as our Chief Executive Officer, Chairman, Secretary, Treasurer, President and acting Chief Financial Officer since our inception in June 2007. Mr. Eckelberry, co-inventor of the Company’s technology, brings his veteran technology management skills to the alternative energy sector. In 2007, he developed and launched OriginOil. As President and COO of CyberDefender Corporation from 2005 to 2006, he was instrumental in building the company and its innovative product line, helping to achieve initial funding and a public company filing at the end of 2006. Previously, as founder and President of TechTransform, a technology consulting firm, he specialized in high tech launches and turnarounds, helping to turn around YellowPages.com in 2004, resulting in its sale for $100 million to SBC/BellSouth, and in 2003 helping to make Panda Software a key player in the US market as the General Manager of its US unit. During the high tech boom of the 1990s, he was responsible for the global brand success of the software product, CleanSweep; as Chief Operating Officer of MicroHouse Technologies, he drove record sales and a modernization of the company’s technology, helping to achieve a successful sale of the company to Earthweb; and as VP Marketing of venture-backed TriVida, he was a key member of the team that commercialized the company’s technology and achieved the sale of this technology company to BeFree, Inc. (now part of ValueClick: VCLK).  As one of the founders of the Company and a recognized expert in the algae oil area, Mr. Eckelberry’s experience and qualifications are essential to the Board of Directors.

Ivan Ivankovich - Director

Mr. Ivankovich has served as our director since our inception in June 2007. Ivan Ivankovich has over 20 years of financial and operational expertise. Since 2006 to present, he has served as consultant and advisor to several technology companies. From 2005 to 2006, he served as the managing director of VisionPoint Capital, a boutique investment bank, advising clients in the middle market. From 2003 to 2005, he served as the Chief Financial Officer of YellowPages.com, an on-line directory of national and local merchants. Prior to YellowPages.com, from 2001 to 2003, he served as Vice President of Portfolio Operations at Platinum Equity, a global acquisition firm where he managed and operated certain of its portfolio companies. Over the years, he also served as a senior financial executive for venture-backed companies such as, HealthAllies and TriVida Corporation, which was acquired by Befree Inc. (now part of ValueClick: VCLK). He started his career with Ernst & Young in their audit practice in Los Angeles. A Certified Public Accountant and a member of the California Society of CPAs, he earned his B.A. in Business Economics with an emphasis in accounting from the University of California, Santa Barbara.  Mr. Ivankovich’s financial experience is invaluable to the Company and necessary to the function of the Board of Directors at this point in its development.

Paul Reep – Senior Vice President of Technology and Director

Mr. Reep has served as our Senior Vice President of Technology and director since March 2011. With more than 25 years of senior management experience in technology and engineering, Mr. Reep has a proven ability for facilitating government and private sector partnerships, including a major multi-agency technology transfer initiative with the Departments of Commerce, Energy, Interior, Agriculture, and the Environmental Protection Agency. The result of this work is still ongoing at the Department of Energy, where bio-energy is a key mission area.  Mr. Reep joins the Company from the USC Stevens Institute for Innovation where he served as Manager of Technology Advancement and Licensing from 2007 to 2011.  Prior to his work at the USC Stevens Institute for Innovation, Mr. Reep was President and Chief Technology Officer of Manakoa Services from 2005 to 2007.  Mr. Reep also served as the Chief Technology Officer of Applied DNA Sciences from 2004 to 2007.  Paul’s experience with developing technology companies contributes to the Board of Directors during this stage in the Company’s growth.

Election of Directors

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business.  The directors must be present at the meeting to constitute a quorum.  However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Committees of the Board of Directors

We have not formally designated a nominating committee, an audit committee, a compensation committee, or committees performing similar functions. Based on the size of our company, our Board of Directors has not yet designated such committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our Board of Directors.

Code of Ethics

We have adopted a code of business conduct and ethics that applies to all our directors, officers (including our chief executive officer, chief financial officer and any person performing similar functions) and employees. We have made our Code of Ethics available on our website at www.originoil.com.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation (including cash bonuses) paid or accrued by us to our Chief Executive Officer from January 1, 2008 to December 31, 2010:

Name and Principal Position	Year	Salary ($)	Bonus ($)s	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ()	All other Compensation	Total ($)

T. Riggs Eckelberry Chief Executive Officer
	2008	260,000	0	0	0	0	0	260,000
	2009	260,000	110,000	0	0	0	0	370,000
	2010	260,000	100,000	0	0	0	0	360,000

Employment Agreements

We currently have no employment agreements with our executive officers.  We currently pay the Chief Executive Officer an annual salary of $260,000. Bonus payments, if any, the determined by the Board of Directors.

Independent members of our Board of Directors, acting as a compensation committee, reviewed the compensation policies and practices relating to the compensation provided to our employees to determine whether such policies and practices are reasonably likely to have a material adverse effect on the Company.  Based on such review, we determined that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on us.  In reaching that conclusion, the directors considered, among other factors, that salary and annual bonus programs, the two primary methods of compensation provided to our employees, were appropriately mitigated because salary levels and bonuses are generally discretionary in nature and considered on an annual basis.  In addition, we considered the overall level of our pay practices, including our incentive compensation awards and practices, in making this determination.

Employee Benefit Plans

Beginning June 1, 2008, we implemented a company health plan for our employees.

Compensation of Directors

Our directors currently do not receive monetary compensation for their service on the Board of Directors.  Directors may receive compensation for their services in the future and reimbursement for their expenses as shall be determined from time to time by resolution of the Board of Directors.

In 2009, Ivan Ivankovich and Adam Meislik, both independent directors at the time of issuance, were granted warrants, exercisable at $9.30 (after giving effect to the Reverse Split), that expire on July 1, 2014.  After giving effect to the Reverse Split, Ivan Ivankovich received 33,334 warrants, valued at $179,417, using the Black Scholes method.  After giving effect to the Reverse Split, Adam Meislik received 66,667 warrants, valued at $358,833 using the Black Scholes method. In 2010, they were granted warrants to purchase 66,667 shares of our common stock, exercisable at $6.00, that expire on December 22, 2015 after giving effect to the Reverse Split.  The warrants were valued at $220,000 using the Black-Scholes method.

The compensation paid by us to the non-employee directors for fiscal year 2010 is set forth in the table below:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	All Other Compensation ($) (g)	Total ($) (h)
Ivan Ivankovich	-	-	220,000	-	-	220,000
Adam Meislik	-	-	220,000	-	-	220,000

On March 9, 2011, Adam Meislik resigned from our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 18, 2011 by (i) each director, (ii) each executive officer, (iii) all directors and executive officers as a group, and (iv) each person who beneficially owns more than five percent of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC. The percentage ownership of each beneficial owner is based on 7,571,328 outstanding shares of common stock after giving effect to the Reverse Split. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Title of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Shares
T. Riggs Eckelberry, Chief Executive Officer, Chairman, Secretary, Treasurer, President and aciting Chief Financial Officer	1,264,499	16.7%

Ivan Ivankovich, Director (2)	115,001	1.5%

Paul Reep, Senior Vice President of Technology and Director (3)	67,251	* %

Nicholas Eckelberry	500,000	6.6%

Directors and executive officers as a group (3 persons)	1,446,751	19.1%

(1)	Amounts set forth in the table and footnotes gives effect to a one-for-thirty reverse stock split that we effected on August 11, 2011.

(2)
Represents 15,000 shares of our common stock, a warrant to purchase 33,333 shares of our common stock at a price of $9.30 per share, and a warrant to purchase 66,667 shares of our common stock at a price of $6.00 per share.

(3)
Represents 2,667 shares of our common stock, a warrant to purchase 25,000 shares of our common stock at a price of $9.30 per share, a warrant to purchase 33,333 shares of our common stock at a price of $6.90 per share, and an option to purchase 6,250 shares of our common stock at a price of $4.20 per share.

UNDERWRITING

Aegis Capital Corp.is acting as the sole managing underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Aegis Capital Corp., or the underwriter, has agreed to purchase, and we have agreed to sell to them, all shares offered by this prospectus.

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

Pricing of Securities

The underwriter has advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $        per share. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $   per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriter. These prices should not be considered an indication of the actual value of our shares of common stock and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “OOIL.OB.” On October 18, 2011, the closing market price of our common stock as quoted on OTC Bulletin Board was $2.45. The public offering price for the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we will compete;

•	our current financial condition and the prospects for our future cash flows and earnings;

•	the general condition of the economy and the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	the public demand for our securities in this offering

We cannot be sure that the public offering price will correspond to the price at which our shares of common stock will trade in the public market following this offering or that an active trading market for our shares of common stock will develop and continue after this offering.

Commissions and Discounts

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $_______ offering price. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount (7.0%) (1)	$	$	$
Non-accountable expense allowance (1%) (2)	$	$	$
Proceeds, before expenses, to us(3)	$	$	$

(1)	Underwriting discount is $_______ per share (7% of the price of the shares sold in the offering).
(2)
The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriter’s over-allotment option. Includes $25,000 which was previously paid to the underwriter as an advance.

(3)	We estimate that the total expenses of this offering, excluding the underwriter’s discount are approximately $_________.

Over-allotment Option

We have granted the underwriter an option, exercisable for 45 days after the closing date of this offering, to purchase up to 15% of the shares sold in the offering (               additional shares) solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discount and expenses and net proceeds (before expenses) to us will be $   , $    , and $     respectively.

Lock-ups

All of our directors and executive officers and our significant stockholders will enter into lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 6 months from the date of the offering without the prior written consent of the underwriter excluding sales by T. Riggs Eckelberry our Chairman and Chief Executive Officer under his current 10b-5 plan, as such may be extended from time to time. Pursuant to such 10b-5 plan, sales under the plan cannot exceed the lesser of (x) 334 shares of Common Stock (subject to any stock splits, dividends, recapitalizations or the like), or (y) 5% of the trading volume of such trading day, except that if on any trading day less than 334 shares of Common Stock are sold (subject to any stock splits, dividends, recapitalizations or the like) then any shortfall can be made up on any subsequent trading day as long as not more than 5% of the trading volume is sold on any such subsequent trading day. The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriter’s Warrant

We have also agreed to issue to Aegis Capital Corp., a warrant to purchase a number of shares equal to 5% of the shares of common stock sold (excluding the over-allotment). The shares issuable upon exercise of this warrant are identical to those offered by this prospectus. This warrant is exercisable at $       per share (125% of the price of the shares sold in this offering), at any time expiring four years after the closing date of this offering. The warrant may also be exercised on a cashless basis. The warrant and the        shares of common stock underlying the warrant have been deemed compensation by the FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the date of this prospectus. Additionally, the warrant may not be sold transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180 day period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The warrant provides for unlimited “piggy back” registration rights for a period of five years, from the date of this prospectus. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrant. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

 Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriter has informed us that it does not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

We entered into a letter agreement dated September 21, 2011 with Rodman & Renshaw, LLC (“Rodman”), pursuant to which Rodman is entitled to receive 20% of the total economics of the offering due to the underwriter, regardless of any participation by Rodman, including the underwriting discount and non-accountable expense allowance less actual out of pocket expenses of the underwriters, plus 20% of the underwriter’s warrants. Aegis Capital Corp. has agreed to such terms and will share the total economics of the offering with Rodman in accordance with the aforesaid terms.

Stabilization

Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the over the counter market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of the Shares

Offer Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, the underwriter may, subject to the applicable foreign laws, also offer the common shares to certain institutions or accredited persons in the following countries:

Australia
If this document is issued or distributed in Australia it is issued or distributed to “wholesale clients” only, not to “retail clients”. For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian

Corporations Act. Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China
THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND ADSs MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC

DIFC	DIFC and UAE have different requirements and, as a result, a generic legend for each is provided below

UAE
The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.”

Dubai
The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered

Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel
The common stock offered by this prospectus has not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan
The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia
NO OFFERING OF SHARES IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN SAUDI ARABIA. THIS DOCUMENT IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY THE SAUDI’S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE SHARES, MAY BE RENDERED WITHIN THE KINGDOM BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

UK
The content of this Memorandum has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”). Reliance on this Memorandum for the purpose of engaging in any investment activity may expose an Investor to a significant risk of losing all of the property or other assets invested. This Memorandum does not constitute a Prospectus within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our Articles of Incorporation, as amended, authorize the issuance of 18,333,334 shares of capital stock, of which there are 16,666,667 authorized shares of common stock, par value $0.0001 per share, and 1,666,667 authorized shares of preferred stock, par value $0.0001 per share.  On August 11, 2011, a thirty-for-one reverse stock split became effective.

As of October 18, 2011, we had issued and outstanding:

•	an aggregate of 7,571,328 shares of common stock;

•	0 shares of preferred stock;

•
an aggregate of 385,797 shares of common stock issuable upon the exercise of stock options outstanding as of October 17, 2011 at a weighted average exercise price of $6.37 per share under our OriginOil 2009 Incentive Stock Plan;

•
an aggregate of 1,794,285 shares of our common stock issuable upon exercise of warrants with expiration dates between July 1, 2014 and October 4, 2016 at exercise prices ranging from $1.90 to $10.20 per share; and

•
an aggregate of 371,335 shares of our common stock issuable upon conversion of convertible debentures including shares of common stock that may be issuable in the future if we elect to pay all interest due under the terms of the convertible debentures in shares of common stock;

Description of Common Stock

We are authorized to issue 16,666,667 shares of common stock, par value $0.0001 per share after giving effect to the Reverse Split. As of October 18, 2011, we had 7,571,328 shares of common stock outstanding after giving effect to the Reverse Split.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of common stock do not have preemptive, subscription or conversion rights.

Holders of shares of common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of the directors of the Company.

The payment by us of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in its business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Nevada Revised Statutes (“NRS”) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our articles of incorporation include an indemnification provision under which we have the power to indemnify our directors, officers, employees and other agents of the Company to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.   Sichenzia Ross Friedman Ference LLP beneficially owns 12,500 shares of our common stock. Richardson & Patel LLP, New York, New York, is acting as counsel to the underwriter in this offering.

EXPERTS

HJ Associates & Consultants, LLP our  independent registered public accounting firm, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2010 and 2009 and for the years then ended that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firm’s opinion based on their expertise in accounting and auditing.
.
WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of OriginOil, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

FINANCIAL INFORMATION INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
OriginOil, Inc.
Los Angeles, California

We have audited the balance sheets of OriginOil, Inc. as of December 31, 2010 and 2009, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OriginOil, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3, the financial statements as of and for the years ended December 31, 2010 and 2009 have been retrospectively presented to reflect a one for thirty reverse stock split which became effective August 11, 2011.

/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP
Salt Lake City, Utah
March 30, 2011, except for Notes 3, 4 and 8 for which the date is September 1, 2011

ORIGINOIL, INC.
BALANCE SHEETS

	December 31, 2010	December 31, 2009

ASSETS

CURRENT ASSETS
Cash & cash equivalents	$238,424	$356,179
Prepaid expenses	86,996	32,867
Other receivables	14,018	-

TOTAL CURRENT ASSETS	339,438	389,046

PROPERTY & EQUIPMENT
Machinery & equipment	1,372	1,372
Furniture & fixtures	27,056	27,056
Computer equipment	26,304	22,268
Leasehold improvements	94,914	94,914
	149,646	145,610
Less accumulated depreciation	(114,927)	(68,898)

NET PROPERTY & EQUIPMENT	34,719	76,712

OTHER ASSETS
Patent	84,833	45,636
Trademark	4,467	4,467
Security deposit	9,650	9,650

TOTAL OTHER ASSETS	98,950	59,753

TOTAL ASSETS	$473,107	$525,511

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$56,288	$1,391
Accrued expenses	46,942	52,985
Credit card payable	-	470
Other payables	8,461	872

TOTAL LIABILITIES	111,691	55,718

SHAREHOLDERS' EQUITY
Preferred stock, $0.0001 par value; 1,666,667 authorized preferred shares	-	-
Common stock, $0.0001 par value; 16,666,667 authorized common shares 6,153,656 and 5,310,708 shares issued and outstanding	615	531
Additional paid in capital	11,524,341	7,175,662
Common stock subscription payable	184,500	161,040
Deficit accumulated during the development stage	(11,348,040)	(6,867,440)

TOTAL SHAREHOLDERS' EQUITY	361,416	469,793

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$473,107	$525,511

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENTS OF OPERATIONS

	Years Ended
	December 31, 2010	December 31, 2009

REVENUE	$45,500	$-

General & administrative expenses	3,814,538	4,068,942
Research & development	662,347	790,399
Depreciation & amortization expense	46,029	55,772

TOTAL OPERATING EXPENSES	4,522,914	4,915,113

LOSS FROM OPERATIONS BEFORE OTHER INCOME/(EXPENSE)	(4,477,414)	(4,915,113)

OTHER INCOME/(EXPENSE)
Interest income	6	29
Dividend income	32	899
Penalties	(2,424)	(86)

TOTAL OTHER INCOME/(EXPENSES)	(2,386)	842

LOSS BEFORE PROVISION FOR TAXES	(4,479,800)	(4,914,271)

Income taxes	(800)	(800)

NET LOSS	$(4,480,600)	$(4,915,071)

BASIC LOSS PER SHARE	$(0.80)	$(0.98)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	5,571,221	5,031,386

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY

					Deficit
					Accumulated
			Additional	Common	during the
	Common stock		Paid-in	Stock	Development
	Shares	Amount	Capital	Payable	Stage	Total
Balance at December 31, 2008	4,806,002	$481	$1,841,917	$804,200	$(1,952,369)	$694,229

Common stock issued for cash and subscription payable	504,706	50	3,125,453	(643,160)	-	2,482,343

Options and warrant compensation expense	-	-	2,211,306	-	-	2,211,306

Stock issuance cost	-	-	(3,014)	-	-	(3,014)

Net Loss for the year ended December 31, 2009	-	-	-	-	(4,915,071)	(4,915,071)
Balance at December 31, 2009	5,310,708	531	7,175,662	161,040	(6,867,440)	469,793

Common stock issued for cash and subscription payable	772,312	77	2,632,773	25,860	-	2,658,710

Common stock issued for services	30,970	3	221,397	-	-	221,400

Common stock issued for prepaid marketing	33,333	3	219,997	-	-	220,000

Exercise of Class A warrants	6,333	1	22,799	(2,400)	-	20,400

Options and warrant compensation expense	-	-	1,276,915	-	-	1,276,915

Stock issuance cost	-	-	(25,202)	-	-	(25,202)

Net loss for the year ended December 31, 2010	-	-	-	-	(4,480,600)	(4,480,600)

Balance at December 31, 2010	6,153,656	$615	$11,524,341	$184,500	$(11,348,040)	$361,416

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended
	December	December
	31, 2010	31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,480,600)	$(4,915,071)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation & amortization	46,029	55,772
Common stock issued for services	221,400	-
Stock compensation expense	1,276,915	2,211,306
Changes in Assets and Liabilities
(Increase) Decrease in:
Prepaid expenses	165,871	(15,938)
Other receivables	(14,018)	-
Increase (Decrease) in:
Accounts payable	54,897	(16,480)
Accrued expenses	(6,043)	31,102
Credit card payable	(470)	(1,837)
Other payable	7,589	(27,548)

NET CASH USED IN OPERATING ACTIVITIES	(2,728,430)	(2,678,694)

CASH FLOWS USED FROM INVESTING ACTIVITIES:
Patent and trademark expenditures	(39,197)	(19,807)
Purchase of fixed assets	(4,036)	(4,704)

NET CASH USED IN INVESTING ACTIVITIES	(43,233)	(24,511)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common stock subscription payable	184,500	161,040
Proceeds from exercise of warrants	20,400	-
Proceeds for issuance of common stock, net of stock issuance cost	2,449,008	2,318,289

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,653,908	2,479,329

NET DECREASE IN CASH	(449,497)	(223,876)

CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	356,179	580,055

CASH & CASH EQUIVALENTS, END OF YEAR	$238,424	$356,179

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$-	$-
Taxes paid	$800	$800

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS
Stock issued for marketing services	$424,400	$-

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

1.     ORGANIZATION AND LINE OF BUSINESS

Organization
OriginOil, Inc. (the "Company") was incorporated in the state of Nevada on June 1, 2007.  The Company, based in Los Angeles, California, began operations on June 1, 2007 to develop and market a renewable oil technology. The Company began planned principle operations in December, 2010 and thus has exited the development stage.

Line of Business
OriginOil is a pure technology company. The technology will produce "new oil" from algae,  through a cost-effective, high-speed manufacturing process. This endless supply of new oil can be used for many products such as diesel, gasoline, jet fuel, plastics and solvents without the global warming effects of petroleum.

Liquidity
The Company has estimated its’ current average burn, and has assets to ensure that it can function without liquidation over the next twelve months, due to its’ cash on hand, growing revenue, and the Company’s ability to raise money from their investor base, as evidenced by its’ most recent round ending January 20, 2011. Also, the Company has purchase orders totaling $263,000 from a customer, in addition to estimated potential revenue of $1 million that could be attained in the current year 2011. The Company has the ability to continue its’ operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OriginOil, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
We recognize revenue upon delivery of equipment, provided that evidence of an arrangement exists, title, and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.  Title to the equipment transferred to the customer once the last payment is received. We record revenue as it is received, and the equipment has been fully accepted by the customer. Returns are based upon each rent-to-own agreement, and revenue would be adjusted based on a pro-rata basis on the unused months of quarterly payments. Generally, we extend credit to our customers and do not require collateral.  We do not ship a product until we have either a purchase agreement or rental agreement signed by the customer with a payment arrangement.  This is a critical policy, because we want our accounting to show only sales which has a final payment arrangement.

We also recognize revenue for services associated with the equipment setup, provided it is part of the rent-to-own agreement.

Cash and Cash Equivalent
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements.  Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost, and are depreciated using straight line over its estimated useful lives:

Leasehold improvements	2 years
Computer equipment	5 Years
Furniture & fixtures	7 Years
Machinery & equipment	10 Years

Depreciation expense for the years ended December 31, 2010 and 2009, was $46,029 and $55,772, respectively.

Fair Value of Financial Instruments
Fair Value of Financial Instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2010 and 2009, the amounts reported for cash, prepaid expenses, accounts payable, and accrued expenses, approximate the fair value because of their short maturities.

Investments
Certificate of Deposits with banking institutions are short-term investments with initial maturities of more than 90 days. The carrying amount of these investments is a reasonable estimate of fair value due to their short-term nature.

Loss per Share Calculations
Loss per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. No shares for employee options or warrants were used in the calculation of the loss per share as they were all anti-dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the years ended December 31, 2010 and 2009, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

Income Taxes
The Company uses the liability method of accounting for income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development
Research and development costs are expensed as incurred.  Total research and development costs were $662,347 and $790,399 for the years ended December 31, 2010 and 2009, respectively.

Advertising Costs
The Company expenses the cost of advertising and promotional materials when incurred.  Total advertising costs were $183,669 and $175,647 for the years ended December 31, 2010 and 2009, respectively.

Stock-Based Compensation

Share based payments applies to transactions in which an entity exchanges its equity instruments for goods or services, and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. We will be required to follow a fair value approach using an option-pricing model, such as the Black Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of share based compensation has no material impact on our results of operations.

Reclassification
Certain expenses for the period ended December 31, 2009 were reclassified to conform to the expenses for the period ended December 31, 2010.

       Recently Issued Accounting Pronouncements
Management reviewed accounting pronouncements issued during the year ended December 31, 2010, and adopted the following pronouncements:

The Company adopted accounting pronouncement ASC TOPIC 605 for “Revenue Recognition”,  to recognize revenue when earned. An entity’s revenue earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing operation and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  The adoption of this pronouncement did not have a material effect on the Company's financial statements.

The Company adopted accounting pronouncement ASC TOPIC 855 for “Subsequent Events”, whereby an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

The Company adopted ASC TOPIC 730 accounting pronouncement for “Research and Development Costs” associated with materials, equipment, and facilities. The cost of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses shall be capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses and therefore no separate economic values are research and development costs at the time the costs are incurred.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

3.     CAPITAL STOCK

All share amounts have been retrospectively presented to reflect the one-for-thirty (1:30) reverse stock split that became effective August 11,2011.

During  the year ended December 31, 2010, the Company issued through a private placement  772,312 shares of common stock and subscription payable for $2,658,710 in cash; issued 30,970 shares of common stock for services at a fair value of $221,400; 33,333 shares of common stock for prepaid marketing at fair value of $220,000. Also, the Company received $20,400 in cash for exercisable Class A warrants to purchase 6,333 shares of common stock; During the year ended December 31, 2009, the Company issued through a private placement 504,706 shares of common stock and subscription payables for $2,482,343.

4.       STOCK OPTIONS AND WARRANTS

The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company, which reserves and sets aside for the granting of Options for Five Hundred Thousand (500,000) shares of Common Stock.  Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board").  Each Option shall be exercisable to the nearest whole share, in installments or otherwise, as the respective Option agreements may provide. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth (10th) anniversary from the effective date of this option.  During the years ended December 31, 2010 and 2009, the Company granted 388,833 and 138,333 stock options, respectively. The stock options vest as follows: 1/48 every 30 days thereafter until the remaining stock options have vested. The stock options are exercisable for a period of five years from the date of grant at an exercise price between $4.50 and $9.60 per share.

	2010	2009
Risk free interest rate	1.17%-2.04%	2.29%
Stock volatility factor	1%	1%
Weighted average expected option life	5 years	5 years
Expected dividend yield	None	None

A summary of the Company’s stock option activity and related information follows:

	2010		2009
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	Options	price	Options	price
Outstanding, beginning of period	138,333	$9.30	-	$-
Granted	388,833	6.30	138,333	9.30
Exercised	-	-	-	-
Forfeited/Expired	(28,875)	(9.30)	-	-
Outstanding, end of period	498,291	$7.20	138,333	$9.30
Exercisable at the end of period	59,533	$3.60	10,896	$9.30
Weighted average fair value of options granted during the period		$6.30		$9.30

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

4.     STOCK OPTIONS AND WARRANTS (Continued)

The weighted average remaining contractual life of options outstanding issued under the plan as of December 31, 2010 was as follows:

			Average
	Stock	Stock	Remaining
Exercisable	Options	Options	Contractual
Prices	Outstanding	Exercisable	Life (years)
$9.60	6,250	2,072	2.50
$6.69	208	32	2.50
$9.60	88,000	29,173	3.68
$8.40	3,333	1,025	3.77
$9.00	15,000	4,541	3.79
$6.90	90,000	13,870	4.39
$7.20	101,667	6,963	4.73
$4.50	33,333	868	4.90
$6.00	160,500	989	4.98
	498,291	59,533

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the financial statements of operations during the year ended December 31, 2010, included compensation expense for the stock-based payment awards granted prior to, but not yet vested, as of December 31, 2010 based on the grant date fair value estimated, and compensation expense for the stock-based payment awards granted subsequent to December 31, 2010, based on the grant date fair value estimated. We account for forfeitures as they occur. The stock-based compensation expense recognized in the statement of income during the years ended December 31, 2010 and 2009 is $235,115 and $57,806, respectively.

Warrants
During the years ended December 31, 2010 and 2009, the Company granted 354,667 and 400,000 warrants for services, respectively, determined using the Black Scholes pricing model.

	2010	2009
Risk free interest rate	1.51% - 2.5%	2.41% - 2.5%
Stock volatility factor	1%	1%
Weighted average expected option life	5 years	5 years
Expected dividend yield	None	None

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

4.     STOCK OPTIONS AND WARRANTS (Continued)

During the years ended December 31, 2010 and 2009, the Company issued warrants for services. A summary of the Company’s warrant activity and related information follows:

	Year End		Year End
	December 31, 2010		December 31, 2009
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
Outstanding -beginning of year	400,000	$9.30	-	$-
Granted	354,667	3.30	400,000	9.30
Exercised	-	-	-	-
Forfeited	(20,833)	(9.30)	-	-
Outstanding - end of year	733,834	$4.20	400,000	$9.30

At December 31, 2010, the weighted average remaining contractual life of warrants outstanding:

			Weighted
			Average
			Remaining
Exercisable	Warrants	Warrants	Contractual
Prices	Outstanding	Exercisable	Life (years)
$5.40	323,333	323,333	3.50
$5.70	30,000	30,000	3.63
$4.80	17,500	17,500	3.81
$4.80	8,333	8,333	3.87
$4.20	667	667	4.08
$4.80	5,000	5,000	4.41
$3.60	33,334	33,334	4.48
$3.00	7,333	7,333	4.59
$2.40	11,667	11,667	4.70
$3.60	8,333	8,333	4.73
$3.60	33,334	33,334	4.75
$1.80	8,333	8,333	4.83
$1.80	33,334	33,334	4.90
$1.80	13,333	13,333	4.92
$3.30	166,667	166,667	4.98
$3.30	33,333	33,333	4.99
	733,834	733,834

Warrants with a fair value of $1,041,800 and $2,153,500 determined using the Black Scholes pricing model, was recognized in the statement of income for the years ended December 31, 2010 and 2009, respectively.

Warrants with a fair value of $17,000 determined using the Black Scholes pricing model, was recognized in the balance sheet for the year ended December 31, 2010, for common stock issuance cost. Also, the Company offered investors through a private placement Class A warrants to purchase one share of common stock exercisable at a price of $7.50 per share within six months or Class B warrants to purchase one share of common stock exercisable at a price of $10.50 per share within three years after the completion of the offering.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

5.     INTANGIBLE ASSETS

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic condition.

	2010	2009
Patents	$84,833	$45,636
Trademarks	4,467	4,467
	$89,300	$50,103

As of December 31, 2010 and 2009, the patents are in the process of being approved, and will be amortized over their useful lives once approved.

       6.   INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction, and the state of California. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

Deferred income taxes have been provided by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain.Included in the balance at December 31, 2010 and 2009, are no tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility.  Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company's policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the periods ended December 31, 2010 and 2009, the Company did not recognize interest and penalties.

7.     DEFERRED TAX BENEFIT

At December 31, 2010, the Company had net operating loss carry-forwards of approximately $7,585,000, which expire at dates that have not been determined. No tax benefit has been reported in the December 31, 2010 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2010 and 2009 due to the following:

	2010	2009
Book income	$(1,764,737)	$(1,966,029)
State tax expense	(320)	(320)
Depreciation	9,449	7,044
M & E	3,303	3,966
Related party accruals	16,664	-
R&D	23,951	(12,884)
Non deductible stock compensation	511,736	884,557

Valuation Allowance	1,199,954	1,083,666

Income tax expense	$-	$-

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

7.     DEFERRED TAX BENEFIT (continued)

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        Net deferred tax liabilities consist of the following components as of December 31, 2010 and 2009.

	2010	2009
Deferred tax assets:
NOL carryover	$3,034,082	$1,876,125
R & D carryover	60,435	20,788
Contributions carryover	332	-
Accrued vacation payable	16,664	-

Deferred tax liabilites:
Depreciation	(7,378)	(16,827)

Less Valuation Allowance	(3,104,135)	(1,880,086)

Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in future years.

8.     SUBSEQUENT EVENTS

Management evaluated subsequent events as of the date of the financial statements pursuant to ASC TOPIC 855.

As of January 14, 2011, the Company issued a purchase order to a customer in the amount of $150,000 to purchase a single step oil extraction and electron-flocculation piece of equipment.

As of February 2, 2011, the Company issued 833 shares to purchase shares of common stock for services.

On February 3, 2011, T. Riggs Eckelberry, Chairman of the Board and Chief Executive Officer of OriginOil, Inc. (the "Company"), entered into a pre-arranged stock trading plan (the "Plan") with a broker to sell shares of Company’s common stock owned by him.  The Plan was established under Rule 10b-5-1 of the Securities Exchange Act of 1934, as amended.

As of February 11, 2011, the Company received cash of $1,278,140 for subscription payables  to purchase 532,558 shares of common stock through a private placement.

On March 9, 2011, Adam Meislik resigned from the Board of Directors of OriginOil (the “Company”). To fill the vacancy created by Mr. Meislik’s resignation, the Company appointed Paul Reep to the Board of Directors and also appointed him as the Company’s Senior Vice President of Technology.

On March 18, 2011, the Company granted 8,333 warrants for services exercisable at $6.30 per share having a 5 year term, and a provision for a cashless exercise.

On July 19, 2011, the Company authorized a one-for-thirty (1:30) reverse stock split, which became effective August 11, 2011. All share amounts have been retroactively presented in the financial statements reflecting this reverse split.

ORIGINOIL, INC.
BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash & cash equivalents	$249,726	$238,424
Prepaid expenses	71,604	86,996
Other receivables	13,668	14,018

TOTAL CURRENT ASSETS	334,998	339,438

PROPERTY & EQUIPMENT
Machinery & equipment	1,372	1,372
Furniture & fixtures	27,056	27,056
Computer equipment	26,304	26,304
Leasehold improvements	94,914	94,914
	149,646	149,646
Less accumulated depreciation	(119,827)	(114,927)

NET PROPERTY & EQUIPMENT	29,819	34,719

OTHER ASSETS
Equity Investment	20,000	-
Patent	105,104	84,833
Trademark	4,467	4,467
Security deposit	9,650	9,650

TOTAL OTHER ASSETS	139,221	98,950

TOTAL ASSETS	$504,038	$473,107

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$27,460	$56,288
Accrued expenses	77,186	46,942
Credit card payable	788	-
Other payables	-	8,461

TOTAL LIABILITIES	105,434	111,691

SHAREHOLDERS' EQUITY
Preferred stock, $0.0001 par value; 1,666,667 authorized preferred shares	-	-
Common stock, $0.0001 par value; 16,666,667 authorized common shares 6,870,807 and 6,153,656 shares issued and outstanding	687	615
Additional paid in capital	13,429,561	11,524,341
Common stock subscription payable	60,446	184,500
Deficit accumulated during the development stage	(13,092,090)	(11,348,040)

TOTAL SHAREHOLDERS' EQUITY	398,604	361,416

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$504,038	$473,107

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
REVENUE	$40,500	$-	$142,500	$-

General & administrative expenses	771,915	613,737	1,487,497	1,116,245
Research & development	195,989	186,085	390,433	345,884
Depreciation & amortization expense	2,343	15,489	4,900	26,984

TOTAL OPERATING EXPENSES	970,247	815,311	1,882,830	1,489,113

LOSS FROM OPERATIONS BEFORE OTHER INCOME/(EXPENSE)	(929,747)	(815,311)	(1,740,330)	(1,489,113)

OTHER INCOME/(EXPENSE)
Interest income	1	2	1	6
Dividend income	-	7	-	32
Penalties	-	-	(2,384)	-
Interest expense	-	-	(537)	-

TOTAL OTHER INCOME/(EXPENSES)	1	9	(2,920)	38

LOSS BEFORE PROVISION FOR TAXES	(929,746)	(815,302)	(1,743,250)	(1,489,075)

Income taxes	-	-	(800)	(800)

NET LOSS	$(929,746)	$(815,302)	$(1,744,050)	$(1,489,875)

BASIC AND DILUTED LOSS PER SHARE	$(0.14)	$(0.15)	$(0.26)	$(0.28)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	6,794,747	5,394,729	6,583,507	5,359,835

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY

					Deficit
					Accumulated
			Additional	Common	during the
	Common stock		Paid-in	Stock	Development
	Shares	Amount	Capital	Payable	Stage	Total
Balance at December 31, 2010	6,153,656	$615	$11,524,341	$184,500	$(11,348,040)	$361,416

Common stock issued for cash and subscription payable (unaudited)	621,100	63	1,503,016	(184,500)	-	1,318,579

Common stock issued for services at fair value (unaudited)	33,333	3	151,247	-	-	151,250

Cashless exercise of warrants (unaudited)	62,718	6	(6)	-	-	-

Options and warrant compensation expense (unaudited)	-	-	344,403	-	-	344,403

Common stock subscriptions payable (unaudited)	-	-	-	60,446	-	60,446

Stock issuance cost (unaudited)	-	-	(93,440)	-	-	(93,440)

Net loss for the six months ended June 30, 2011 (unaudited)	-	-	-	-	(1,744,050)	(1,744,050)

Balance at June 30, 2011 (unaudited)	6,870,807	$687	$13,429,561	$60,446	$(13,092,090)	$398,604

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,	June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,744,050)	$(1,489,875)
Adjustment to reconcile net loss to net cash used in operating activities

Depreciation & amortization	4,900	26,984
Common stock issued for services	151,250	-
Stock compensation expense	344,403	216,840
Changes in Assets and Liabilities
(Increase) Decrease in:
Prepaid expenses	15,392	(91,919)
Other receivables	350	(4,400)
Increase (Decrease) in:
Accounts payable	(28,828)	15,855
Accrued expenses	30,244	(9,756)
Credit card payable	788	665
Other payable	(8,461)	11,316

NET CASH USED IN OPERATING ACTIVITIES	(1,234,012)	(1,324,290)

CASH FLOWS USED FROM INVESTING ACTIVITIES:
Purchase of investment	(20,000)	-
Patent and trademark expenditures	(20,271)	(14,197)
Purchase of fixed assets	-	(1,072)

NET CASH USED IN INVESTING ACTIVITIES	(40,271)	(15,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common stock subscription payable	60,446	700,036
Proceeds for issuance of common stock, net	1,225,139	390,181

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,285,585	1,090,217

NET INCREASE/(DECREASE) IN CASH	11,302	(249,342)

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	238,424	356,179

CASH & CASH EQUIVALENTS, END OF PERIOD	$249,726	$106,837

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$537	$-
Taxes paid	$800	$800

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS
Cashless exercise of warrants for 62,718 of common stock

The accompanying notes are an integral part of these financial statements

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

1.     Basis of Presentation

The accompanying unaudited financial statements of OriginOil, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included.  Operating results for the three month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.  For further information refer to the financial statements and footnotes thereto included in the Company's Form 10-K for the year ended December 31, 2010.

Liquidity

The Company has estimated its current average burn, and has assets to ensure that it can function without liquidation over the next twelve months, due to its cash on hand, growing revenue, and the Company’s ability to raise money from its investor base, as evidenced by its most recent round ending January 20, 2011. Also, the Company is in the process of working on new purchase orders from new customers. The Company has the ability to continue its operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition

We recognize revenue upon delivery of equipment, provided that evidence of an arrangement exists, title, and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.  Title to the equipment transferred to the customer once the last payment is received. We record revenue as it is received, and the equipment has been fully accepted by the customer. Returns are based upon each rent-to-own agreement, and revenue would be adjusted based on a pro-rata basis on the unused months of quarterly payments. Generally, we extend credit to our customers and do not require collateral.  We do not ship a product until we have either a purchase agreement or rental agreement signed by the customer with a payment arrangement.  This is a critical policy, because we want our accounting to show only sales which has a final payment arrangement.

We also recognize revenue for services associated with the equipment setup, provided it is part of the rent-to-own agreement.

Cash and Cash Equivalent

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Loss per Share Calculations

Loss per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. No shares for employee options or warrants were used in the calculation of the loss per share as they were all anti-dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the three month periods ended June 30, 2011 and 2010, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Share based payments applies to transactions in which an entity exchanges its equity instruments for goods or services, and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. We are required to follow a fair value approach using an option-pricing model, such as the Black Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method was amortized over the respective vesting period of the stock option.

        Reclassification

Certain expenses for the period ended June 30, 2010 were reclassified to conform to the expenses for the period ended June 30, 2011.

        Recently Issued Accounting Pronouncements

Management reviewed accounting pronouncements issued during the three month period ended June 30, 2011, and no pronouncements were adopted.

3.     EQUITY INVESTMENT

On April 29, 2011, the Company invested $20,000 for a 22.5% equity ownership in Ennesys SAS, which is an engineering company that will commercialize, design, install and eventually operate, by itself or via subcontractors,  complete algae growth systems.

4.     CAPITAL STOCK

On July 19, 2011, the Company filed with the Secretary of State of the State of Nevada a Certificate of Change to effect a reverse stock split of all of the outstanding and authorized shares of common stock at a ratio of 1 for 30 and a reverse stock split of the authorized shares of preferred stock at a ratio of 1 for 30. The reverse split became effective on August 11, 2011. All share amounts have been retroactively restated reflecting this reverse split.

During the six months ended June 30, 2011, the Company issued through a private placement 621,100 shares of common stock for $1,366,586 in cash; issued 33,333 shares of common stock for services at a fair value of $151,250. Also, there was a cashless exercise of 95,238 warrants into 62,718 shares of common stock. The Company received $60,446 in funds for subscriptions payable to purchase 25,186 shares of common stock at a price of $2.40 per share. During the six months ended June 30, 2010, the Company issued 84,022 shares of common stock for $554,523 in cash; received $200,000 for common stock subscriptions to purchase 60,606 shares of common stock. Also, the Company received $500,036 of common stock subscriptions through a private placement to purchase 75,763 shares of common stock, collectively with Class A warrants to purchase one share of common stock exercisable at a price of $3.60 per share within six months or Class B warrants to purchase one share of common stock exercisable at a price of $7.50 per share within three years after the completion of this offering.

5.     STOCK OPTIONS AND WARRANTS

The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company, which reserves and sets aside for the granting of options for 500,000 shares of common stock.  Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board").  Each Option shall be exercisable to the nearest whole share, in installments or otherwise, as the respective Option agreements may provide. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth (10th) anniversary from the effective date of this option.

During the six months ended June 30, 2011, the Company granted 100,000 stock options during the period. The stock options vest as follows: 1/48 every 30 days thereafter until the remaining stock options have vested. The stock options are exercisable for a period of five years from the date of grant at an exercise price between $4.50 and $9.60 per share.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

5.     STOCK OPTIONS AND WARRANTS (Continued)

6/30/2011
Risk free interest rate	1.17%-2.04%
Stock volatility factor	55.16%-63.04%
Weighted average expected option life	5 years
Expected dividend yield	None

A summary of the Company’s stock option activity and related information follows:

	6/30/2011
		Weighted
	Number	average
	of	exercise
	Options	price
Outstanding, beginning of period	498,292	$7.10
Granted	100,000	6.90
Exercised	-	-
Forfeited/Expired	(190,000)	(6.60)
Outstanding, end of period	408,292	$7.26
Exercisable at the end of period	87,305	$8.22
Weighted average fair value of options granted during the period		$6.90

The weighted average remaining contractual life of options outstanding issued under the plan as of June 30, 2011 was as follows:

			Weighted
			Average
	Stock	Stock	Remaining
Exercisable	Options	Options	Contractual
Prices	Outstanding	Exercisable	Life (years)
$9.60	6,250	2,853	2.00
$6.90	208	58	2.00
$9.60	88,000	40,172	3.18
$8.40	3,333	1,441	3.28
$9.00	15,000	6,417	3.30
$6.90	90,000	25,122	3.89
$7.20	1,667	322	4.23
$4.50	33,334	5,035	4.40
$6.00	70,500	4,843	4.73
$6.90	100,000	1,042	4.97
	408,292	87,305

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the financial statements of operations during the period ended June 30, 2011, included compensation expense for the stock-based payment awards granted prior to, but not yet vested, as of June 30, 2011 based on the grant date fair value estimated, and compensation expense for the stock-based payment awards granted subsequent to June 30, 2011, based on the grant date fair value estimated. We account for forfeitures as they occur. The stock-based compensation expense recognized in the statement of income during the period ended June 30, 2011 and 2010 is $196,903 and $216,840, respectively.

ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

5.     STOCK OPTIONS AND WARRANTS (Continued)

Warrants

During the period ended June 30, 2011, the Company granted 45,667 warrants for services. Compensation expense was determined using the Black Scholes pricing model.

6/30/2011
Risk free interest rate	1.51% - 2.5%
Stock volatility factor	1%
Weighted average expected option life	5 years
Expected dividend yield	None

A summary of the Company’s warrant activity and related information follows:

	Six Months Ended
	June 30, 2011
		Weighted
		average
		exercise
	Options	price
Outstanding -beginning of Period	1,210,526	$4.97
Granted	45,667	6.69
Exercised	-	-
Forfeited	(6,667)	10.20
Outstanding - end of Period	1,249,526	$4.07

        At June 30, 2011, the weighted average remaining contractual life of warrants outstanding:

			Weighted
			Average
			Remaining
Exercisable	Warrants	Warrants	Contractual
Prices	Outstanding	Exercisable	Life (years)
$7.50	146,732	146,732	2.18
$9.30	336,667	336,667	3.00
$10.20	28,334	28,334	3.13
$9.00	21,667	21,667	3.32
$9.00	3,334	3,334	3.37
$8.70	3,333	3,333	3.37
$8.40	667	667	3.58
$8.70	5,000	5,000	3.92
$7.20	33,333	33,333	3.98
$5.70	7,333	7,333	4.10
$4.50	3,333	3,333	4.21
$4.20	8,333	8,333	4.23
$2.10	95,238	95,238	4.24
$4.20	33,333	33,333	4.25
$3.60	8,334	8,334	4.33
$1.80	222,222	222,222	4.33
$4.50	33,333	33,333	4.40
$4.20	13,334	13,334	4.42
$6.00	166,667	166,667	4.48
$6.00	33,333	33,333	4.50
$6.30	8,333	8,333	4.72
$5.70	4,000	4,000	4.76
$6.90	33,333	33,333	4.96
	1,249,526	1,249,526

The warrant compensation expense recognized in the statement of income at fair value during the period ended June 30, 2011 and 2010 is $147,500 and $122,800, respectively.

 ORIGINOIL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

5.     STOCK OPTIONS AND WARRANTS (Continued)

Warrants

Warrants to acquire 95,238 shares of common stock were exercised on a cashless basis resulting in the issuance of 62,718 shares of common stock during the period ended June 30, 2011.

6.     SUBSEQUENT EVENTS

Management evaluated subsequent events as of the date of the financial statements pursuant to ASC TOPIC 855.

On July 7, 2011, the Company entered into a securities purchase agreement with certain institutional investors, which closed on July 11, 2011, providing for the issuance of 15% original issue discount convertible debentures and warrants for an aggregate purchase price of $1,000,000. The debentures have an aggregate principal amount of $1,176,500, and will become due and payable on July 11, 2012. The debentures may be converted at any time at the option of the investors into shares of common stock at a conversion price of $2.40 per share, after giving effect to full-ratchet anti-dilution adjustment, a 1 for 30 reverse stock split and subject to further adjustment as set forth therein. The debenture bears interest at the rate of 5% per annum increasing to 18% in the event of default. Interest is payable quarterly payable in cash and/or, if certain equity conditions have been met, in shares of our common stock at an interest conversion rate equal to the lesser of $2.40 or 90% of the daily volume weighted average price of our common stock in the 20 trading days prior to the date the quarterly interest payment is due (or the date of delivery of the interest conversion shares if such shares are delivered after the date the quarterly interest payment is due). The warrants are exercisable for an aggregate of 392,170 shares of common stock at the option of the holder for a period of five years at an exercise price of $2.40 per share,  after giving effect to full-ratchet anti-dilution adjustment, a 1 for 30 reverse stock split and subject to further adjustment as set forth therein. The warrants may be exercised on a cashless basis if after the six month anniversary of the closing date there is no effective registration statement registering the shares underlying the warrants.

On July 19, 2011, the Company filed with the Secretary of State of the State of Nevada a Certificate of Change to effect a reverse stock split of all of the outstanding and authorized shares of common stock at a ratio of 1 for 30 and a reverse stock split of the authorized shares of preferred stock at a ratio of 1 for 30. The reverse split became effective on August 11, 2011. All share amounts have been retroactively restated in the financial statements reflecting this reverse split.

On July 29, 2011, the Company  received a purchase order from  a customer in the amount of $850,000 to purchase a large-scale extraction system. On August 5, 2011, the Company received $297,500 or 35% of the purchase order.

On August 4, 2011, the Company agreed to issue 13,333 shares of its common stock in connection with the renewal of its sub-lease. In consideration of the shares to be issued, the sublease shall be renewed for an additional five years ending  August 31, 2016.

As of August 8, 2011, the Company received funds in the amount of $1,389,251 for subscriptions payable to purchase 578,855 shares of common stock at a price of $2.40 per share.

Management concluded there were no other subsequent events or transactions that require recognition or disclosure in the financial statements.

            Shares
Common Stock

OriginOil, Inc.

PROSPECTUS

Aegis Capital Corp

Until                        , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

NATURE OF EXPENSE AMOUNT

SEC registration fee	$2,635.80
Accounting fees and expenses	20,000.00	*
Legal fees and expenses	90,000.00	*
Transfer agent's fees and expenses	5,000	*
Printing and related fees	15,000	*
Miscellaneous	10,000.00	*
TOTAL	$142,635.80	*

* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes (“NRS”) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our articles of incorporation include an indemnification provision under which we have the power to indemnify our directors, officers, employees and other agents of the Company to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

During the year ended December 31, 2008, we issued 25,000 shares of common stock in a private placement at a price of $6.00 for cash of $150,000 and we received $804,200 cash for common stock subscriptions through a private placement.

During the year ended December 31, 2009, we issued through a private placement 342,596 shares of common stock at a price of $6.00 per share, and 162,111 shares of common stock at a price of $6.60 per share. Also, we received $161,040 cash for common stock subscriptions through a private placement.  We also granted warrants to purchase an aggregate of 400,000 shares of our common stock in exchange for services.

During the year ended December 31, 2010, we issued through a private placement  772,312 shares of common stock and subscription payable for $2,658,710 in cash; issued 30,970 shares of common stock for services at a fair value of $221,400; 33,333 shares of common stock for prepaid marketing at fair value of $220,000. Also, we received $20,400 in cash for exercisable Class A warrants to purchase 6,334 shares of common stock. We also granted warrants to purchase an aggregate of 354,667shares of our common stock in exchange for services.

During the first quarter of 2011, we issued an aggregate of 532,559 shares of common stock at a price of $2.40 for gross proceeds of $1,278,140. We also issued 834 shares of common stock at a price of $6.00 per share. In addition, we issued 62,718 shares of common stock through a cashless exercise of warrants.

During the second quarter of 2011, we issued an aggregate of 116,793 shares of common stock at a price of $2.40 for gross proceeds of $232,286. In addition, we issued 62,718 shares of common stock through a cashless exercise of warrants.

During the third quarter of 2011, we issued an aggregate of 558,040 shares of common stock at a price of $2.40 for gross proceeds of $1,339,250. We also issued 25,834 shares of common stock in exchange for services.

On July 11, 2011 we sold convertible debentures in the aggregate principal amount of $1,176,500 and warrants to purchase 392,170 shares of our common stock. In connection with the private placement, we paid placement agent fees of $100,000 and issued placement agent warrants to purchase 39,218 shares of our common stock. As of October 18, 2011, four debenture holders have converted an aggregate principal amount of $285,302 into an aggregate of 118,878 shares of Common Stock.

*           All of the above offerings and sales were deemed to be exempt under either rule 506 of Regulation D and Section 4(2) or Rule 902 of Regulation S of the Securities Act of 1933, as amended. All share amounts are adjusted for our one-for-thirty reverse split effective August 11, 2011.

 ITEM 16. EXHIBITS.

SEC Ref. No.
1.1	Underwriting Agreement*
3.1	Articles of Incorporation (1)
3.2	Certificate of Change (2)
3.3	By-laws (1)
5.1	Opinion of Sichenzia Ross Friedman Ference LLP*
10.1	OriginOil, Inc. 2009 Incentive Stock Plan (3)
10.2	Form of Securities Purchase Agreement dated as of July 6, 2011 by and between the Company and the investors named therein (4)
10.3	Form of Original Issue Discount 5% Convertible Debenture (4)
10.4	Form of Warrant (4)
10.5	Form of Registration Rights Agreement (4)
14	Code of Ethics (3)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)*

(1)	Incorporated by reference to the Company’s SB-2 filed with the Securities and Exchange Commission on December 11, 2007.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2011.
(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2011.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2011.
*	To be filed by amendment.

ITEM 17. UNDERTAKINGS.

(a)           The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2)         For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)         File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)             Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(c)           Each prospectus filed pursuant to Rule 424(b)(Sec.230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (Sec.230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d)          For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) or under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Los Angeles, California on October 19, 2011.

ORIGINOIL INC.

Date: October 19, 2011	By: /s/ T. Riggs Eckelberry
T. Riggs Eckelberry
President and Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of  OriginOil, Inc., a Nevada corporation, do hereby constitute and appoint T. Riggs Eckelberry his or her true and lawful attorney-in-fact and agent with full power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, including post-effective amendments, to this Registration Statement or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and each of the undersigned hereby ratifies and confirms that said attorney and agent, shall do or cause to be done by virtue thereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney. In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ T. Riggs Eckelberry	President and Chief Executive Officer, (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director
T. Riggs Eckelberry		October 19, 2011

/s/ Ivan Ivankovich	Director	October 19, 2011
Ivan Ivankovich

/s/ Paul Reep	Director	October 19, 2011
Paul Reep

EXHIBIT INDEX

SEC Ref. No.
1.1	Underwriting Agreement*
3.1	Articles of Incorporation (1)
3.2	Certificate of Change (2)
3.3	By-laws (1)
5.1	Opinion of Sichenzia Ross Friedman Ference LLP*
10.1	OriginOil, Inc. 2009 Incentive Stock Plan (3)
10.2	Form of Securities Purchase Agreement dated as of July 6, 2011 by and between the Company and the investors named therein (4)
10.3	Form of Original Issue Discount 5% Convertible Debenture (4)
10.4	Form of Warrant (4)
10.5	Form of Registration Rights Agreement (4)
14	Code of Ethics (3)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)*

(1)	Incorporated by reference to the Company’s SB-2 filed with the Securities and Exchange Commission on December 11, 2007.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2011.
(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2011.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2011.
*	To be filed by amendment.